miax®

July 18, 2024

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Emerald, LLC (“Emerald”)
Amendment 2024-17 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2024-17 to the Form 1 Application of Emerald, which includes the following changes:

Exhibit C – Updated business description, by-laws, LLC agreement and directors of MIAX Sapphire, LLC; updated bylaws of Minneapolis Grain Exchange, LLC

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 07/18/24	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Emerald, LLC

2. Provide the applicant's primary street address (Do note use a P.O. Box): 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

24003390

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Emerald, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 01/30/18 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX EMERALD, LLC

Date: July 18, 2024

By: [signature]
Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 18th day of July, 2024.

[signature]
Nicole Chainay
Notary Public of the State of New Jersey
My Commission Expires April 12, 2028

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.

EXHIBIT C

<u>Exhibit Request</u>:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

<u>Response</u>:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:

- Miami International Securities Exchange, LLC;
- MIAX PEARL, LLC;
- MIAX Emerald, LLC;
- MIAX Sapphire, LLC;
- Miami International Technologies, LLC;
- MIAX Futures Holdco, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
- M 9 Holdings, LLC, the owner of 51% of the outstanding membership interests in ConvexityShares, LLC;
- The Bermuda Stock Exchange;
- MGEX Real Estate Holdings, LLC;
- MIAX Global, LLC;
- MIAX Products, LLC;
- Dorman Trading, LLC; and
- MIH East Holdings, Limited.

Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer

Name	Title
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph Bracco	Senior Vice President – Head of Sales
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Margo Bailey	Vice President – Senior Counsel
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President – Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Alessandra Corona	Assistant Vice President – Associate Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel

Name	Title
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Barry J. Belmont
Ricardo Blach
Christopher Brady
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
Lisa Moore
William J. O’Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chairman)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chairman)
Christopher D. Brady
Thomas J. Kelly
Mark F. Raymond
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations

Name	Title
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane
John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti

John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert
John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX PEARL, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development

Name	Title
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O’Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson
Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX SAPPHIRE, LLC

1. *Name*: MIAX Sapphire, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 6, 2023.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC ("MIAX Sapphire") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Sapphire is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Sapphire intends to operate a fully electronic options trading platform as well as a trading floor in Miami, Florida.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 6, 2023 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated July 10, 2024 and By-Laws dated July 10, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Sapphire, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Joseph S. Bracco	Senior Vice President – Head of Sales
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Equities Planning and Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management

Name	Title
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Katherine Comly	Assistant Vice President, Associate Counsel and Director of ESG
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

Directors of MIAX Sapphire, LLC

Directors
Thomas P. Gallagher
Michael P. Ameen
Lindsay L. Burbage
Marianne Deane
Leslie Florio
Kenneth Lozier
John E. McCormac
Robert D. Prunetti

Standing Committees of MIAX Sapphire, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kenneth Lozier

Technology Committee
Leslie Florio (Chair)
Marianne Deane
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer

Name	Title
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer
Matthew Rotella	Senior Vice President – Chief Technology Officer
Randy Foster	Senior Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX FUTURES HOLDCO, LLC

1. *Name*: MIAX Futures Holdco, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Futures Holdco, LLC ("Futures Holdco") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Futures.

5. *Brief description of business or functions*: Futures Holdco is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated April 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Futures Holdco, LLC

Name	Title
Thomas P. Gallagher	Chairman
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Daniel J. Brill	Vice President – Strategic Planning and Business Development
Kaitlin Meyer	Vice President – Chief Commercial Officer

Directors of MIAX Futures Holdco, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC(formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9 ") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 is the owner of 51% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 9 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 9 Holdings, LLC

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chairman)
David Brown (Deputy Chairman)
Jeff Conyers
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Marco Montarsolo
Gregory A. Wojciechowski

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). Minneapolis Grain Exchange, LLC ("MGEX") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MGEX.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MINNEAPOLIS GRAIN EXCHANGE, LLC

1. *Name*: Minneapolis Grain Exchange, LLC
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of Minneapolis Grain Exchange, LLC ("MGEX").

5. *Brief description of business or functions*: MGEX is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7. MGEX is also registered as a national securities exchange under Section 6(g) of Securities Exchange Act.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 4, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated December 4, 2020 and Amended and Restated Bylaws dated July 2, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Minneapolis Grain Exchange, LLC</u>

Name	Title
Troy McDonald Kane	President
Layne G. Carlson	Vice President, Chief Compliance Officer, Chief Regulatory Officer, Treasurer and Secretary
James D. Facente, Jr.	Vice President, Head of Clearing Operations and Chief Risk Officer
Ethan Ongstad	Vice President, Futures Business Strategy and Chief of Staff

<u>Directors of Minneapolis Grain Exchange, LLC</u>

Directors
Thomas P. Gallagher, Chair
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

<u>Standing Committees of Minneapolis Grain Exchange, LLC</u>

Executive Committee
Thomas P. Gallagher (Chair)
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De’Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De’Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	EVP, Chief Financial Officer
Barbara Comly	Secretary
Layne G. Carlson	Treasurer
Ethan Ongstad	Director, Corporate Strategy

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX Products, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

O. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
James Tometz	Vice President, Operations
Wesley Chiu	Assistant Chief Financial Officer
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chairman)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx") is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Futures Holdco, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Erin Renee Schwartz	Chief Compliance Officer and Chief Regulatory Officer
James Outen	Chief Risk Officer and Chief Economist
William Bradley	Chief Technology Officer
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Lisa Moore
Jill Sommers

Risk Management Committee
Bryan Bishop
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Jerome Kemp

Participant Committee
Kurt M. Eckert
Zachary Dexter
Jerome Kemp
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers

Disciplinary Panel
Bryan Bishop
Kurt M. Eckert
Jerome Kemp
Jill Sommers

Appeals Committee
Lindsay L. Burbage

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. MIH East Holdings, Limited

1. *Name*: MIH East Holdings, Limited
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

   Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

   Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. CONVEXITYSHARES, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 51% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA). It currently is a non-operational entity.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Operating Agreement dated February 5, 2021 and First Amendment to Limited Liability Company Operating Agreement dated March 10, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

Managers
M 9 Holdings, LLC
T3i US Holdings Inc.

Officers of ConvexityShares, LLC

Name	Title
Simon Ho	Interim Chief Executive Officer & President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Joseph W. Ferraro III	Interim Chief Compliance Officer
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

AMENDED AND RESTATED
LIMITED LIABILITY COMPANY AGREEMENT
OF
MIAX SAPPHIRE, LLC
(a Delaware limited liability company)

Miami International Holdings, Inc., a Delaware corporation, the sole member (the "LLC Member") of **MIAX Sapphire, LLC**, a Delaware limited liability company (the "Company"), pursuant to and in accordance with the Delaware Limited Liability Company Act, 6 Del. C. § 18-101, et seq. (the "LLC Act"), hereby declares the following to be the Amended and Restated Limited Liability Company Agreement (the "LLC Agreement") of the Company which amends and restates in its entirety the Limited Liability Company Agreement dated April 18, 2023 of the Company (the "Operating Agreement"). Capitalized terms not otherwise defined herein shall have the meanings set forth on Schedule A to this LLC Agreement.

Section 1. Formation of the Company. The Company has been formed as a limited liability company under the LLC Act by the filing of a Certificate of Formation with the Office of the Secretary of State of the State of Delaware. The LLC Member agrees to be bound by and comply with the provisions thereof and hereof.

Section 2. Name. The name of the Company is "MIAX Sapphire, LLC".

Section 3. Principal Place of Business. The location of the principal place of business of the Company shall be 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540, or such other place as determined by the Board of Directors from time to time.

Section 4. Registered Office; Registered Agent. The registered office of the Company required by the LLC Act to be maintained in the State of Delaware shall be located at c/o The Corporation Trust Company, Corporation Trust Center, 1209 Orange Street, Wilmington, DE 19801 or such other office as the Board of Directors may designate from time to time. The registered agent for the Company shall be The Corporation Trust Company, or such other registered agent as the Board of Directors may designate from time to time.

Section 5. Term. The Company shall continue until the Company is terminated in accordance with the provisions of this LLC Agreement.

Section 6. LLC Member. The mailing address of the LLC Member is set forth on Schedule B attached hereto. The LLC Member was admitted to the Company as an LLC Member of the Company upon its execution of a counterpart signature page to the Operating Agreement at which time it acquired 100% of the limited liability company interests of the Company.

Section 7. Purpose of the Company. The purpose of the Company shall be to conduct the operations of an "exchange" within the meaning of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and to conduct any lawful business or activity whatsoever, as permitted by applicable law and as determined from time to time by the board of directors of the Company (the "Board of Directors").

Section 8. **Powers.** The Company, and the Board of Directors and the Officers of the Company on behalf of the Company, (i) shall have and exercise all powers necessary, convenient or incidental to accomplish its purposes as set forth in Section 7 and (ii) shall have and exercise all of the powers and rights conferred upon limited liability companies formed pursuant to the LLC Act.

Section 9. **Management.**

(a) Board of Directors. The business and affairs of the Company shall be managed by or under the direction of a Board of Directors. Each Director is hereby designated as a "manager" within the meaning of the LLC Act. All Directors shall be elected by the LLC Member in the manner described in the By-Laws (as defined below). Each Director shall execute and deliver an instrument accepting such appointment and agreeing to be bound by all the terms and conditions of this LLC Agreement and the By-Laws. A Director need not be an LLC Member or an Exchange Member. The Directors as of the date of this LLC Agreement are set forth on Schedule C attached hereto.

(b) Powers. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. The Board of Directors has the authority to bind the Company.

(c) By-Laws. The Company, the LLC Member and the Board of Directors hereby adopt the By-Laws of the Company in the form attached hereto as Exhibit A, as the same may be amended from time to time in accordance with the terms therein and in this LLC Agreement (the "By-Laws"). Each member of the Board of Directors, each Officer and the LLC Member shall be subject to the express provisions of this LLC Agreement and of the By-Laws. In case of any conflict between the provisions of this LLC Agreement and any provisions of the By-Laws, the provisions of this LLC Agreement shall control.

(d) Directors as Agents. To the extent of their powers set forth in this LLC Agreement, the Directors are agents of the Company for the purpose of the Company's business, and the actions of the Directors taken in accordance with such powers set forth in this LLC Agreement shall bind the Company. Notwithstanding the last sentence of Section 18-402 of the LLC Act, except as provided in this LLC Agreement, the By-Laws or in a resolution of the Directors, a Director may not bind the Company.

Section 10. **Officers.**

(a) Officers of the Company. Except as provided herein, the Board may, from time to time as it deems advisable, select natural persons who are employees or agents of the Company and designate them as officers of the Company (the "Officers") and assign titles (including, without limitation, Chief Executive Officer, Vice President, Chief Financial Officer,

Chief Regulatory Officer, Secretary and Treasurer) to any such person. The Board may appoint such other Officers and agents as it shall deem necessary or advisable who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board. The salaries of all Officers and agents of the Company shall be fixed by or in the manner prescribed by the By-Laws. The Officers of the Company shall hold office until their successors are chosen and qualified. Any Officer may be removed at any time, with or without cause, by the Board. Any vacancy occurring in any office of the Company shall be filled by the Board.

(b) Officers as Agents. The Officers, to the extent of their powers set forth in this LLC Agreement, the By-Laws or otherwise vested in them by action of the Board not inconsistent with this LLC Agreement, are agents of the Company for the purpose of the Company's business, and the actions of the Officers taken in accordance with such powers shall bind the Company.

(c) Duties of Board and Officers. Except to the extent otherwise modified herein, each Director and Officer shall have a fiduciary duty of loyalty and care similar to that of directors and officers of business corporations organized under the General Corporation Law of the State of Delaware.

Section 11. Advisory Board. The LLC Member may appoint any person or persons to act in an advisory capacity to the Company. Such a group shall be known as the Advisory Board.

Section 12. Limited Liability. Except as otherwise expressly provided by the LLC Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise (including, without limitation, those arising as member, owner or shareholder of another company, partnership or entity), shall be the debts, obligations and liabilities solely of the Company, and neither the LLC Member nor any Director or Officer shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being an LLC Member or Director or Officer of the Company.

Section 13. Capital Contributions. The LLC Member has contributed to the Company the amounts set forth in the books and records of the Company.

Section 14. Additional Contributions. The LLC Member is not required to make any additional capital contribution to the Company. However, the LLC Member may make additional capital contributions to the Company at any time upon the consent of such LLC Member. To the extent that the LLC Member makes an additional capital contribution to the Company, the LLC Member shall revise the books and records of the Company. The provisions of this LLC Agreement, including this Section 14, are intended to benefit the LLC Member and, to the fullest extent permitted by law, shall not be construed as conferring any benefit upon any creditor of the Company (and no such creditor of the Company shall be a third-party beneficiary of this LLC Agreement), and the LLC Member shall not have any duty or obligation to any creditor of the Company to make any contribution to the Company or to issue any call for capital pursuant to this LLC Agreement.

Section 15. **<u>Allocation of Profits and Losses</u>.** The Company's profits and losses shall be allocated to the LLC Member.

Section 16. **<u>Distributions</u>.** Distributions shall be made to the LLC Member at the times and in the aggregate amounts determined by the Board. Notwithstanding any provision to the contrary contained in this LLC Agreement, (i) the Company shall not be required to make a distribution to the LLC Member on account of its interest in the Company if such distribution would violate the LLC Act or any other applicable law, and (ii) the Company shall not make a distribution to the LLC Member using Regulatory Funds.

Section 17. **<u>Books and Records</u>.**

(a) The Board shall keep or cause to be kept complete and accurate books of account and records with respect to the Company's business. The books and records of the Company shall at all times be maintained by the Board at a location within the United States. The LLC Member and its duly authorized representatives shall have the right to examine the Company books, records and documents during normal business hours. The Company, and the Board on behalf of the Company, shall not have the right to keep confidential from the LLC Member any information that the Board would otherwise be permitted to keep confidential from the LLC Member pursuant to Section 18-305(c) of the LLC Act. The Company's books of account shall be kept using the method of accounting determined by the LLC Member. The Company's independent auditor shall be an independent public accounting firm selected by the Board.

(b) All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 18. **<u>Reports</u>.** The Board shall, after the end of each fiscal year, use reasonable efforts to cause the Company's independent accountants to prepare and transmit to the LLC Member as promptly as possible any such tax information as may be reasonably necessary to enable the LLC Member to prepare its federal, state and local income tax returns relating to such fiscal year.

Section 19. **<u>Other Business</u>.** Unless otherwise restricted by law, the LLC Member, and any Officer, Director, employee or agent of the Company and any Affiliate of the LLC Member may engage in or possess an interest in other business ventures (unconnected with the Company) of every kind and description, independently or with others. The Company shall not have any rights in or to such independent ventures or the income or profits therefrom by virtue of this LLC Agreement.

Section 20. Exculpation and Indemnification.

(a) Neither the LLC Member nor any Officer, Director, employee or agent of the Company nor any employee, representative, agent or affiliate of the LLC Member (collectively, the "Covered Persons") shall be liable to the Company or any other Person who is bound by this LLC Agreement for any loss, damage or claim incurred by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that a Covered Person shall be liable for any such loss, damage or claim incurred by reason of such Covered Person's willful misconduct.

(b) To the fullest extent permitted by applicable law, a Covered Person shall be entitled to indemnification from the Company for any loss, damage or claim incurred by such Covered Person by reason of any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on such Covered Person by this LLC Agreement, except that no Covered Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by such Covered Person by reason of such Covered Person's willful misconduct with respect to such acts or omissions; provided, however, that any indemnity under this Section 20 by the Company shall be provided out of and to the extent of Company assets only, and the LLC Member shall not have personal liability on account thereof.

(c) To the fullest extent permitted by applicable law, expenses (including reasonable legal fees) incurred by a Covered Person defending any claim, demand, action, suit or proceeding shall, from time to time, be advanced by the Company prior to the final disposition of such claim, demand, action, suit or proceeding upon receipt by the Company of an undertaking by or on behalf of the Covered Person to repay such amount if it shall be determined that the Covered Person is not entitled to be indemnified as authorized in this Section 20.

(d) A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements presented to the Company by any Person as to matters the Covered Person reasonably believes are within such other Person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Company, including information, opinions, reports or statements as to the value and amount of the assets, liabilities or any other facts pertinent to the existence and amount of assets from which distributions to the LLC Member might properly be paid.

(e) To the extent that, at law or in equity, a Covered Person has duties (including fiduciary duties) and liabilities relating thereto to the Company or to any other Covered Person, a Covered Person acting under this LLC Agreement shall not be liable to the Company or to any other Covered Person who is bound by this LLC Agreement for its good faith reliance on the provisions of this LLC Agreement or any approval or authorization granted by the Company or any other Covered Person.

(f) The foregoing provisions of this Section 20 shall survive any termination of this LLC Agreement and are in addition to any indemnification of Covered Persons provided by any agreement between the Company and a Covered Person, the By-Laws, by statute, or otherwise.

Section 21. Assignments. The LLC Member may assign, in whole or in part, its limited liability company interest in the Company (the "LLC Interest"); provided, however, such assignment will be subject to prior approval by the Securities and Exchange Commission (the "Commission") pursuant to the rule filing procedure under Section 19 of the Exchange Act. The assignment of the LLC Interest shall entitle the assignee to exercise the rights of the LLC Member of the Company under this LLC Agreement and to enjoy all of the benefits of the LLC Interest.

Section 22. Dissolution.

(a) The Company shall be dissolved and its affairs shall be wound up upon the first to occur of the following: (i) the consent of the LLC Member and a majority of the whole Board, (ii) the termination of the legal existence of the LLC Member or the occurrence of any other event that terminates the continued membership of the LLC Member in the Company unless the Company is continued without dissolution in a manner permitted by this LLC Agreement or the LLC Act or (iii) the entry of a decree of judicial dissolution under Section 18-802 of the LLC Act.

(b) Notwithstanding any other provision of this LLC Agreement, the Bankruptcy of the LLC Member shall not cause the LLC Member to cease to be an LLC Member of the Company and upon the occurrence of such an event, the Company shall continue without dissolution.

(c) In the event of dissolution, the Company shall conduct only such activities as are necessary to wind up its affairs (including the sale of the assets of the Company in an orderly manner), and the assets of the Company shall be applied in the manner, and in the order of priority, set forth in Section 18-804 of the LLC Act.

(d) The Company shall terminate when (i) all of the assets of the Company, after payment of or due provision for all debts, liabilities and obligations of the Company, shall have been distributed to the LLC Member in the manner provided for in this LLC Agreement and (ii) the Certificate of Formation shall have been canceled in the manner required by the LLC Act.

Section 23. Benefits of LLC Agreement - No Third-Party Rights. None of the provisions of this LLC Agreement shall be for the benefit of or enforceable by any creditor of the Company or by any creditor of the LLC Member. Nothing in this LLC Agreement shall be deemed to create any right in any Person (other than Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members) not a party hereto, and this LLC Agreement shall not be construed in any respect to be a contract in whole or in part for the benefit of any third Person (other than the Covered Persons and to the extent provided in Article II of the By-Laws, Exchange Members).

Section 24. Severability of Provisions. Each provision of this LLC Agreement shall be considered severable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this LLC Agreement which are valid, enforceable and legal.

Section 25. **Entire LLC Agreement.** This LLC Agreement constitutes the entire agreement of the parties with respect to the subject matter hereof.

Section 26. **Binding Agreement.** Notwithstanding any other provision of this LLC Agreement, the LLC Member agrees that this LLC Agreement constitutes a legal, valid and binding agreement of the LLC Member and is enforceable against the LLC Member, in accordance with its terms.

Section 27. **Governing Law.** This LLC Agreement shall be governed by and construed under the laws of the State of Delaware (without regard to conflict of laws principles), all rights and remedies being governed by said laws.

Section 28. **Amendments.**

(a) This LLC Agreement may be modified, altered, supplemented or amended by a resolution adopted by the Board and a written agreement executed and delivered by the LLC Member.

(b) Before any amendment to, or repeal of, any provision of this LLC Agreement shall be effective, those changes shall be submitted to the Board of Directors of the Company and if such amendment or repeal must be filed with or filed with and approved by the Commission, then the proposed changes to this LLC Agreement shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

Section 29. **Notices.** Any notices required to be delivered hereunder shall be in writing and personally delivered, mailed or sent by telecopy, electronic mail or other similar form of rapid transmission, and shall be deemed to have been duly given upon receipt (i) in the case of the Company, to the Company at its address in Section 3, (ii) in the case of the LLC Member, to the LLC Member at its address as listed on Schedule B attached hereto and (iii) in the case of either of the foregoing, at such other address as may be designated by written notice to the other party.

IN WITNESS WHEREOF, the undersigned, intending to be legally bound hereby, has duly executed this Amended and Restated Limited Liability Company Agreement as of the 10th day of July, 2024.

MEMBER:

MIAMI INTERNATIONAL HOLDINGS, INC.

By: /s/ Thomas P. Gallagher
Thomas P. Gallagher
Chairman

SCHEDULE A

Definitions

A. Definitions

When used in this LLC Agreement, the following terms not otherwise defined herein have the following meanings:

An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

"Bankruptcy" means, with respect to any Person, if (A) such Person (i) makes an assignment for the benefit of creditors, (ii) files a voluntary petition in bankruptcy, (iii) is adjudged a bankrupt or insolvent, or has entered against it an order for relief, in any bankruptcy or insolvency proceedings, (iv) files a petition or answer seeking for itself any reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, (v) files an answer or other pleading admitting or failing to contest the material allegations of a petition filed against it in any proceeding of this nature, or (vi) seeks, consents to or acquiesces in the appointment of a trustee, receiver or liquidator of the Person or of all or any substantial part of its properties; or (B) (i) 120 days after the commencement of any proceeding against the Person seeking reorganization, arrangement, composition, readjustment, liquidation or similar relief under any statute, law or regulation, the proceeding has not been dismissed, or (ii) within 90 days after the appointment without such Person's consent or acquiescence of a trustee, receiver or liquidator of such Person or of all or any substantial part of its properties, the appointment is not vacated or stayed, or within 90 days after the expiration of any such stay, the appointment is not vacated. The foregoing definition of "Bankruptcy" is intended to replace and shall supersede and replace the definition of "Bankruptcy" set forth in Sections 18-101(1) and 18-304 of the LLC Act.

"Board" or "Board of Directors" means the Board of Directors of the Company.

"By-Laws" has the meaning set forth in Section 9(c).

"Certificate of Formation" means the Certificate of Formation of the Company filed with the Secretary of State of the State of Delaware on April 6, 2023, as amended or amended and restated from time to time.

"Commission" means the Securities and Exchange Commission.

"Company" means MIAX Sapphire, LLC, a Delaware limited liability company.

"Covered Persons" has the meaning set forth in Section 20.

"Directors" means the Persons elected or appointed to the Board of Directors from time to time in accordance with this LLC Agreement and the By-Laws, in their capacity as managers of the Company.

"Exchange Act" means the Securities Exchange Act of 1934, as amended.

"Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member.

"LLC Act" has the meaning set forth in the preamble to this LLC Agreement.

"LLC Agreement" means this Limited Liability Company Agreement of the Company, together with the schedules attached hereto, as amended, restated, supplemented or otherwise modified from time to time.

"LLC Interest" has the meaning set forth in Section 21.

"LLC Member" means Miami International Holdings, Inc., as the sole member of the Company.

"Officer" means an officer of the Company described in Section 10.

"Operating Agreement" has the meaning set forth in the preamble to this LLC Agreement.

"Person" means any individual, corporation, partnership, joint venture, limited liability company, limited liability partnership, association, joint stock company, trust, unincorporated organization or other organization, whether or not a legal entity, and any governmental authority.

"Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

B. Rules of Construction

Definitions in this LLC Agreement apply equally to both the singular and plural forms of the defined terms. The words "include" and "including" shall be deemed to be followed by the phrase "without limitation." The terms "herein," "hereof" and "hereunder" and other words of similar import refer to this LLC Agreement as a whole and not to any particular Section, paragraph or subdivision. The Section titles appear as a matter of convenience only and shall not affect the interpretation of this LLC Agreement. All Section, paragraph, clause, Exhibit or Schedule references not attributed to a particular document shall be references to such parts of this LLC Agreement.

SCHEDULE B

LLC Member

Name	Mailing Address	Limited Liability Company Interest
Miami International Holdings, Inc.	7 Roszel Road, Suite 1A Princeton, NJ 08540	100%

SCHEDULE C

Directors as of July 10, 2024

	Name	**Classification**
1.	Thomas P. Gallagher	Industry
2.	Michael P. Ameen	Non-Industry/Independent
3.	Lindsay L. Burbage	Non-Industry/Independent
4.	Marianne Deane	Non-Industry/Independent
5.	Leslie Florio	Non-Industry/Independent
6.	Michael Gorczowski	Interim Member Representative Director
7.	Michael Harrington	Interim Member Representative Director
8.	Kenneth Lozier	Non-Industry/Independent
9.	John E. McCormac	Non-Industry/Independent
10.	Robert D. Prunetti	Non-Industry

EXHIBIT A

BY-LAWS OF MIAX SAPPHIRE, LLC

[Separate document]

BY-LAWS

OF

MIAX SAPPHIRE, LLC

(a Delaware limited liability company)

These By-Laws have been established as the By-Laws of **MIAX Sapphire, LLC**, a Delaware limited liability company (the "Company"), pursuant to the Amended and Restated Limited Liability Company Agreement of the Company, dated as of July 10, 2024 (as amended from time to time, the "LLC Agreement"), and, together with the LLC Agreement, constitute the limited liability company agreement of the Company within the meaning of the LLC Act (as defined in the LLC Agreement). In the event of any inconsistency between the LLC Agreement and these By-Laws, the provision of the LLC Agreement shall control.

ARTICLE I
Definitions

When used in these By-Laws, unless the context otherwise requires, the terms set forth below shall have the following meanings:

(a) "Act" means the Securities Exchange Act of 1934, as amended.

(b) An "affiliate" of, or person "affiliated" with a specific person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.

(c) "Board" or "Board of Directors" means the Board of Directors of the Company.

(d) "broker" shall have the same meaning as in Section 3(a)(4) of the Act.

(e) "Certificate of Formation" means the Certificate of Formation of the Company filed with the office of the Secretary of State of the State of Delaware on April 6, 2023, as amended or amended and restated from time to time.

(f) "Commission" means the Securities and Exchange Commission.

(g) "Company" means MIAX Sapphire, LLC, a Delaware limited liability company.

(h) "day" means calendar day.

(i) "dealer" shall have the same meaning as in Section 3(a)(5) of the Act.

(j) "Director" means the persons elected or appointed to the Board of Directors from time to time in accordance with the LLC Agreement and these By-Laws in their capacity as managers of the Company.

(k) "Effective Date" means the date of effectiveness of these By-Laws.

(l) "Exchange" means the national securities exchange operated by the Company.

(m) "Exchange Contract" means a contract that is then listed for trading by the Exchange or that is contemplated by the then current business plan of the Company to be listed for trading by the Exchange within ninety (90) days following such date.

(n) "Exchange Member" means any registered broker or dealer that has been admitted to membership in the national securities exchange operated by the Company. An Exchange Member is not a member of the Company by reason of being an Exchange Member. An Exchange Member will have the status of a "member" of the Exchange as that term is defined in Section 3(a)(3) of the Act.

(o) "Executive Representative" means the person identified to the Company by an Exchange Member as the individual authorized to represent, vote, and act on behalf of the Exchange Member. An Exchange Member may change its Executive Representative or appoint a substitute for its Executive Representative upon giving notice thereof to the Secretary of the Company via electronic process or such other process as the Company may prescribe. An Executive Representative of an Exchange Member or a substitute shall be a member of senior management of the Exchange Member.

(p) "Independent Director" means a Director who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member; *provided*, however, that an individual who otherwise qualifies as an Independent Director shall not be disqualified from serving in such capacity solely because such Director is a Director of the Company or its LLC Member.

(q) "Independent member" means a member of any committee who has no material relationship with the Company or any affiliate of the Company, or any Exchange Member or any affiliate of any such Exchange Member, other than as a committee member. The term Independent member may but is not required to refer to an Independent Director who serves on a committee.

(r) "Industry Director" means a Director who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(s) "Industry member" means a member of any committee or hearing panel who (i) is or has served in the prior three years as an officer, director, or employee of a broker or dealer, excluding an outside director or a director not engaged in the day-to-day management of a broker or dealer; (ii) is an officer, director (excluding an outside director), or employee of an entity that owns more than 10% of the equity of a broker or dealer, and the broker or dealer accounts for more than 5% of the gross revenues received by the consolidated entity; (iii) owns more than 5% of the equity securities of any broker or dealer, whose investments in brokers or dealers exceed 10% of his or her net worth, or whose ownership interest otherwise permits him or her to be engaged in the day-to-day management of a broker or dealer; (iv) provides professional services to brokers or dealers, and such services constitute 20% or more of the professional revenues received by the Director or 20% or more of the gross revenues received by the Director's firm or partnership; (v) provides professional services to a director, officer, or employee of a broker, dealer, or corporation that owns 50% or more of the voting stock of a broker or dealer, and such services relate to the director's, officer's, or employee's professional capacity and constitute 20% or more of the professional revenues received by the Director or member or 20% or more of the gross revenues received by the Director's or member's firm or partnership; or (vi) has a consulting or employment relationship with or provides professional services to the Company or any affiliate thereof or has had any such relationship or provided any such services at any time within the prior three years.

(t) "List of Candidates" means the list of nominees for Member Representative Director positions as nominated by the Member Nominating Committee and amended by petitions filed by Exchange Members. The List of Candidates is submitted to Exchange Members for the final selection of nominees to be elected by the LLC Member to serve as Member Representative Directors.

(u) "LLC Act" means the Delaware Limited Liability Company Act, 6 §18-101, et seq.

(v) "LLC Member" means any person who maintains a direct ownership interest in the Company. The sole LLC Member of the Company shall be Miami International Holdings, Inc.

(w) "Member Nominating Committee" means the Member Nominating Committee elected pursuant to these By-Laws.

(x) "Member Representative Director" means a Director who has been appointed as such to the initial Board of Directors pursuant to Article II, Section 2.5 of these By-Laws, or elected by the LLC Member after having been nominated by the Member Nominating Committee or by an Exchange Member pursuant to these By-Laws and confirmed as the nominee of Exchange Members after majority vote of Exchange Members, if applicable. A Member Representative

Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(y) "Member Representative member" means a member of any committee or hearing panel appointed by the Board who has been elected or appointed after having been nominated by the Member Nominating Committee pursuant to these By-Laws and who is an officer, director, employee, or agent of an Exchange Member.

(z) "Nominating Committee" means the Nominating Committee elected pursuant to these By-Laws.

(aa) "Non-Industry Director" means a Director who is (i) an Independent Director; or (ii) any other individual who would not be an Industry Director.

(bb) "Non-Industry member" means a member of any committee who is (i) an Independent member; or (ii) any other individual who would not be an Industry member.

(cc) "person" shall mean a natural person, partnership, corporation, limited liability company, entity, government, or political subdivision, agency or instrumentality of a government.

(dd) "person associated with an Exchange Member" or "associated person of an Exchange Member" means any partner, officer, or director of an Exchange Member (or person occupying a similar status or performing similar functions), any person directly or indirectly controlling, controlled by, or under common control with such Exchange Member, or any employee of such Exchange Member.

(ee) "Record Date" means a date at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member and set as the last date on which Exchange Members may petition to add to the List of Candidates and used to determine whether Exchange Members are entitled to vote on the final List of Candidates.

(ff) "registered broker or dealer" means any registered broker or dealer, as defined in Section 3(a)(48) of the Act, that is registered with the Commission under the Act.

(gg) "Regulatory Funds" means fees, fines, or penalties derived from the regulatory operations of the Company. "Regulatory Funds" shall not be construed to include revenues derived from listing fees, market data revenues, transaction revenues, or any other aspect of the commercial operations of the Company, even if a portion of such revenues are used to pay costs associated with the regulatory operations of the Company.

(hh) "Rules" or "Exchange Rules" shall have the same meaning as set forth in Section 3(a)(27) of the Act.

(ii) "statutory disqualification" shall have the same meaning as in Section 3(a)(39) of the Act.

ARTICLE II
Board of Directors

Section 2.1 Powers

(a) The business and affairs of the Company shall be managed by its Board, except to the extent that the authority, powers and duties of such management shall be delegated to a committee or committees of the Board pursuant to these By-Laws or the Rules. The Board of Directors shall have the power to do any and all acts necessary, convenient or incidental to or for the furtherance of the purposes described herein, including all powers, statutory or otherwise. To the fullest extent permitted by applicable law and these By-Laws, the Board may delegate any of its powers to a committee appointed pursuant to Article IV or to any officer, employee or agent of the Company.

(b) The Board shall have the power to adopt, amend or repeal the Rules in accordance with Article IX, Section 9.1.

(c) The Board may adopt such rules, regulations, and requirements for the conduct of the business and management of the Company, not inconsistent with law, the Certificate of Formation, the LLC Agreement or these By-Laws, as the Board may deem proper. A Director shall, in the performance of such Director's duties, be fully protected, to the fullest extent permitted by law, in relying in good faith upon the books of account or reports made to the Company by any of its officers, by an independent certified public accountant, by an appraiser selected with reasonable care by the Board or any committee of the Board or by any agent of the Company, or in relying in good faith upon other records of the Company.

(d) In connection with managing the business and affairs of the Company, the Board shall consider applicable requirements for registration as a national securities exchange under Section 6(b) of the Act, including, without limitation, the requirements that (i) the Rules shall be designed to protect investors and the public interest and (ii) the Company shall be so organized and have the capacity to carry out the purposes of the Act and to enforce compliance by its "members," as that term is defined in Section 3 of the Act (such statutory members being referred to in these By-Laws as "Exchange Members") and persons associated with Exchange Members, with the provisions of the Act, the rules and regulations under the Act, and the Rules of the Exchange. In furtherance of the foregoing, the Board shall, among other things, approve the Exchange's budget which shall be adequate for the operation of the Exchange and for the Exchange to carry out its responsibilities under the Act. In connection therewith, the Board shall approve the Exchange's regulatory budget which shall be adequate for the regulation of the Exchange.

(e) In light of the unique nature of the Company and its operations and in light of the Company's status as a self-regulatory organization, the Board shall, to the fullest extent permitted by applicable law, take into account all factors that the Board deems relevant, including, without limitation, to the extent deemed relevant: (i) the potential impact thereof on the integrity, continuity and stability of the national securities exchange operated by the Company and the other operations of the Company, on the ability to prevent fraudulent and manipulative acts and practices and on investors and the public, and (ii) whether such would promote just and equitable principles of trade, foster cooperation and coordination with persons engaged in regulating, clearing, settling, processing information with respect to and facilitating transactions in securities or assist in the removal of impediments to or perfection of the mechanisms for a free and open market and a national market system.

Section 2.2 Composition of the Board

(a) The number of Directors shall be not less than ten (10) including the Chief Executive Officer of the Company. The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Section 2.2(a). No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

(b) At all times the Board of Directors shall consist of one (1) Director who is the Chief Executive Officer of the Company and sufficient numbers of Non-Industry (including Independent), Industry and Member Representative Directors to meet the following composition requirements:

(i) The number of Non-Industry Directors, including at least one Independent Director, shall equal or exceed the sum of the number of Industry Directors and Member Representative Directors elected pursuant to Article II, Section 2.4 or Section 2.5; and

(ii) The number of Member Representative Directors shall be at least twenty (20) percent of the Board.

(c) The Secretary shall collect from each nominee for Director such information as is reasonably necessary to serve as the basis for a determination of the nominee's classification as a Member Representative, Non-Industry or Independent Director, if applicable, and the Secretary shall certify to the Nominating Committee or Member Nominating Committee each nominee's classification, if applicable. Directors shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information.

(d) A Director may not be subject to a statutory disqualification.

(e) The current Board of Directors consists of the Directors elected by the LLC Member and set forth on Schedule C to the LLC Agreement (the "Current Directors"). In addition to the Current Directors, interim Member Representative Directors shall be elected to the Board of Directors pursuant to the provisions set forth in Article II, Section 2.5 below (the "Interim Member Representative Directors"). The Current Directors and the Interim Member Representative Directors (together, the "Interim Directors") shall not be divided into classes as set forth in Section 2.3(b) and shall serve only until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted.

Section 2.3 Terms of Office

(a) The Board term of the Chief Executive Officer shall expire when such individual ceases to be Chief Executive Officer of the Company.

(b) Each of the Non-Industry and Industry Directors (including Member Representative Directors) shall be divided into three (3) classes, designated Class I, Class II and Class III, which shall be as nearly equal in number and classification as the total number of such Directors then serving on the Board permits. Directors other than the Chief Executive Officer shall serve staggered three-year terms, with the term of office of one class expiring each year. A Director may serve for any number of terms, consecutive or otherwise. In order to commence such staggered three-year terms, Directors in Class I shall hold office until the second annual election of the Board of Directors, Directors in Class II shall initially hold office until the third annual election of the Board of Directors, and Directors in Class III shall initially hold office until the fourth annual election of the Board of Directors. Commencing with the second annual election of the Board of Directors, the term of office for each class of Directors elected at such time shall be three years from the date of their election. Notwithstanding the foregoing, in the case of any new Director as contemplated by Article II, Section 2.2(a), such Director shall be added to a class, as determined by the Board at the time of such Director's initial election or appointment, and shall have an initial term expiring at the same time as the term of the class to which such Director has been added.

Section 2.4 Nomination and Election

(a) The Nominating Committee each year shall nominate Directors for each Director position standing for election at the annual meeting of the LLC Member that year. For positions requiring persons who qualify as Member Representative Directors, the Nominating Committee shall nominate only those persons whose names have been approved and submitted by the Member Nominating Committee, and approved by, if applicable, Exchange Members pursuant to the procedures set forth below in this Section 2.4.

(b) The Member Nominating Committee shall consult with the Nominating Committee, the Chairman and Chief Executive Officer, and shall solicit comments from Exchange Members for the purpose of approving and submitting names of candidates for election to the position of Member Representative Director. A Member Representative Director may, but is not required to be an officer, director, employee, or agent of an Exchange Member.

(c) Not later than sixty (60) days prior to the date announced as the date for the annual meeting of the LLC Member, the Member Nominating Committee shall report to the Nominating Committee and the Secretary the initial nominees for Member Representative Director positions on the Board that have been approved and submitted by the Member Nominating Committee. The Secretary shall promptly notify Exchange Members of those initial nominees. Exchange Members may identify other candidates ("Petition Candidates" for purposes of this Section 2.4) for the Member Representative Director positions by delivering to the Secretary, at least thirty-five (35) days before the date announced as the date for the annual meeting of the LLC Member (the "Record Date" for purposes of this Section 2.4), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Members. An Exchange Member may endorse as many candidates as there are Member Representative Director positions to be filled. No Exchange Member, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded.

(d) Each petition for a Petition Candidate must include a completed questionnaire used to gather information concerning Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member).

(e) If no valid petitions from Exchange Members are received by the Record Date, the initial nominees approved and submitted by the Member Nominating Committee shall be nominated as Member Representative Directors by the Nominating Committee. If one or more valid petitions from Exchange Members are received by the Record Date, the Secretary shall include such additional nominees, along with the initial nominees nominated by the Member Nominating Committee, on a list of nominees (the "List of Candidates"). Upon completion, the List of Candidates shall be sent by the Secretary to all Exchange Members that were Exchange Members on the Record Date, by any means, including electronic transmission, to confirm the nominees for the Member Representative Director positions. The List of Candidates shall be accompanied by a notice regarding the time and date of an election to be held at least twenty (20) days prior to the annual LLC Member meeting to confirm the Exchange Members' selections of nominees for Member Representative Directors.

(f) With respect to the election held to determine the final nomination of Member Representative Directors, each Exchange Member shall have the right to cast one (1) vote for each available Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Candidates and that no Exchange Member, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by written ballot, electronic transmission or any other means as set forth in a notice to the Exchange Members sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Candidates who receive the most votes shall be selected as the nominees for the Member Representative Director positions to be elected by the LLC Member. Tie votes by the Exchange Members shall be decided by the Member Nominating Committee.

Section 2.5 Interim Directors

(a) The Interim Directors of the Board of Directors shall be appointed by the LLC Member and shall serve until the first annual meeting of the LLC Member following the approval of the Company as a national securities exchange by the Commission, which meeting shall be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted. The Interim Member Representative Directors shall be appointed in accordance with the provisions of this Section 2.5.

(b) The Interim Member Representative Directors shall be appointed by the LLC Member by a consent in writing signed by the LLC Member pursuant to the provisions of Article III, Section 3.3 below and in accordance with this Section 2.5 (the "LLC Member Consent"). At least thirty (30) days prior to the date announced as the effective date for the LLC Member Consent (the "Consent Date"), the LLC Member shall report to the Secretary the initial nominees for Interim Member Representative Director positions on the Board that have been approved and submitted by the LLC Member (the "Initial Interim Member Representative Director Nominees"). At least twenty five (25) days prior to the Consent Date the Secretary shall notify the Exchange Member Applicants of those Initial Interim Member Representative Director Nominees (the "Interim Member Representative Director Nominee Notice"). Exchange Member Applicants may identify other candidates ("Interim Member Representative Director Petition Candidates" for purposes of this Section 2.5) for the Interim Member Representative Director positions by delivering to the Secretary, no later than fourteen (14) days after the date of the Interim Member Representative Director Nominee Notice (the "Interim Record Date" for purposes of this Section 2.5), a written petition, which shall designate the candidate by name and office and shall be signed by Executive Representatives of ten percent (10%) or more of the Exchange Member Applicants. An Exchange Member Applicant may endorse as many candidates as there are Interim Member Representative Director positions to be filled. No Exchange Member Applicant, together with its affiliates, may account for more than fifty percent (50%) of the signatures endorsing a particular candidate, and any signatures of such Exchange Member Applicant, together with its affiliates, in excess of the fifty percent (50%) limitation shall be disregarded. Exchange Member Applicants means persons and entities who have submitted the Initial Documents for membership in the Exchange, who would meet the qualifications for membership based on the information contained in the Initial Documents. Initial Documents means: either the Exchange Membership Pre-Application Survey or the Exchange Participant Connectivity Request Form.

(c) Each petition for an Interim Member Representative Director Petition Candidate must include a completed questionnaire used to gather information concerning Interim Member Representative Director candidates and must be filed with the Company (the Company shall provide the form of questionnaire upon the request of any Exchange Member Applicant).

(d) If no valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Initial Interim Member Representative Director Nominees approved and submitted by the LLC Member pursuant to Section 2.5(b) shall be nominated as Interim Member Representative Directors. If one or more valid petitions from Exchange Member Applicants are received by the Interim Record Date, the Secretary shall include such additional nominees, along with the Initial Interim Member Representative Director Nominees, on a list of nominees (the "List of Interim Member Representative Director Candidates"). Upon completion, the List of Interim Member Representative Director Candidates shall be sent by the Secretary to all Exchange Member Applicants that were Exchange Member Applicants on the Interim Record Date by electronic transmission to confirm the nominees for the Interim Member Representative Director positions. The List of Interim Candidates shall be accompanied by a notice regarding the time and date of an election (the "Interim Election Notice") to be held electronically no sooner than five (5) days after the Interim Election Notice is delivered to confirm the Exchange Member Applicants' selections of nominees for Interim Member Representative Directors.

(e) With respect to the election held to determine the final nomination of Interim Member Representative Directors, each Exchange Member Applicant shall have the right to cast one (1) vote for each available Interim Member Representative Director nomination; provided, however, that any such vote must be cast for a person on the List of Interim Candidates and that no Exchange Member Applicant, together with its affiliates, may account for more than twenty percent (20%) of the votes cast for a candidate, and any votes cast by such Exchange Member Applicant, together with its affiliates, in excess of such twenty percent (20%) limitation shall be disregarded. The votes shall be cast by electronic transmission as set forth in a notice to the Exchange Member Applicants sent by the Company prior to such election. Only votes received prior to 5:00 p.m. Eastern Time on the date of the election shall count for the nomination of a Member Representative Director. The persons on the List of Interim Candidates who receive the most votes shall be selected as the nominees for the Interim Member Representative Director positions to be elected by the LLC Member pursuant to the Consent on the Consent Date.

(f) In the event of a tie vote for two or more Interim Member Representative Director positions, the tie will be broken by lot in a manner determined by the LLC Member.

Section 2.6 Chairman of the Board

The Board shall appoint one of the Directors to serve as the Chairman of the Board ("Chairman"). The Chairman shall preside at all meetings of the Board at which the Chairman is present; provided, however, that if the Chairman is the Chief Executive Officer he or she shall not participate in executive sessions of the Board. The Chairman shall exercise such other powers and perform such other duties as may be assigned to the Chairman from time to time by the Board. If the Chairman is the Chief Executive Officer, the Board of Directors shall designate a Lead Director from among the Board's Independent Directors to preside over executive sessions of the Board. The Board shall publicly disclose the identity of the Lead Director, if any, and the means by which interested parties may communicate with such Lead Director.

Section 2.7 Vice Chairman

Each year following the annual election of the Directors, the Board may select a Vice Chairman of the Board (the "Vice Chairman") to serve for a term of one year and until a successor is elected or appointed and qualified. The Vice Chairman shall (i) preside over the meetings of the Board in the event the Chairman of the Board is absent or unable to do so, and (ii) exercise such other powers and perform such other duties as are delegated to the Vice Chairman of the Board by the Board.

Section 2.8 Vacancies

(a) Whenever any Director position becomes vacant prior to the election of a successor at the end of such Director's term, whether because of death, disability, disqualification, removal, or resignation, the Nominating Committee shall nominate, and the LLC Member shall elect, a person satisfying the classification (Industry, Non-Industry, or Independent Director), if applicable, for the directorship as provided in Article II, Section 2.2(b) to fill such vacancy; *provided*, however, that if the remaining term of office of a Member Representative Director at the time of such Director's termination is not more than six months, during the period of vacancy the Board shall not be deemed to be in violation of Article II, Section 2.2(b) by virtue of such vacancy.

(b) If the LLC Member fills a vacancy resulting from a Member Representative Director position becoming vacant prior to the expiration of such Member Representative Director's term, or resulting from the creation of an additional Member Representative Director position required by an increase in the size of the Board, then the LLC Member shall follow the procedures set forth in this Section 2.8(b). In such an event, the Member Nominating Committee shall either (i) recommend an individual to the LLC Member to be elected to fill such vacancy or (ii) provide a list of recommended individuals to the LLC Member from which the LLC Member shall elect the individual to fill such vacancy. The LLC Member shall elect, pursuant to this Section 2.8(b), only individuals recommended by the Member Nominating Committee.

Section 2.9 Removal and Resignation

(a) Except as hereinafter provided, any Director may be removed or expelled with or without cause by the LLC Member, and may be removed by the Board of Directors in the manner provided by Article II, Section 2.9(b) below; provided, however, that any Member Representative Director may only be removed for cause, which shall include, without limitation, such Director being subject to a statutory disqualification.

(b) A Director shall be removed immediately upon a determination by the Board, by a majority vote of the remaining Directors: (i) that the Director no longer satisfies the classification for which the Director was elected; and (ii) that the Director's continued service as such would violate the compositional requirements of the Board set forth in Article II, Section 2.2(b).

(c) Any Director may resign at any time either upon notice of resignation to the Chairman of the Board, the President or the Secretary. Any such resignation shall take effect at the time specified therein or, if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

Section 2.10 Place of Meetings; Mode

Any meeting of the Board may be held at such place, within or without the State of Delaware, as shall be designated in the notice of such meeting, but if no such designation is made, then the meeting will be held at the principal business office of the Company. Members of the Board or any committee of the Board may participate in a meeting of the Board or committee by conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

Section 2.11 Regular Meetings

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified in a resolution adopted by the Board.

Section 2.12 Special Meetings

(a) Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairman, the Chief Executive Officer or the President, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

(b) The person or persons calling a special meeting of the Board shall fix the time and place at which the meeting shall be held, and such time and place shall be specified in the notice of such meeting. Notice of any special meeting shall be given to each Director at his or her business address or such other address as he or she may have advised the Secretary to use for such purpose. If delivered, notice shall be deemed to be given when delivered to such address or to the Director to be notified. If mailed, such notice shall be deemed to be given five (5) business days after deposit in the United States mail, postage prepaid, of a letter addressed to the appropriate location. Notice may also be given by telephone, electronic transmission or other means not specified in this section, and in each such case shall be deemed to be given when actually received by the Director to be notified.

Section 2.13 Exchange Member Meetings

The Company shall not be required to hold meetings of the Exchange Members.

Section 2.14 Voting, Quorum and Action by the Board

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation, the LLC Agreement or these By-Laws.

Section 2.15 Presumption of Assent

A Director of the Company who is present at a duly convened meeting of the Board or of a committee of the Board at which action on any corporate matter is taken shall be conclusively presumed to have assented to the action taken unless his or her dissent or election to abstain shall be entered in the minutes of the meeting or unless he or she shall file his or her written dissent or election to abstain to such action with the person acting as the secretary of the meeting before the adjournment of the meeting or shall forward such dissent or election to abstain by registered or certified mail to the Secretary of the Company immediately after the adjournment of the meeting. Such right to dissent or abstain shall not apply to a Director who voted in favor of such action.

Section 2.16 Action in Lieu of Meeting

Unless otherwise restricted by statute, the Certificate of Formation, the LLC Agreement or these By-Laws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

Section 2.17 Waiver of Notice

(a) Whenever notice is required to be given by law, the Certificate of Formation, the LLC Agreement or these By-Laws, a waiver thereof by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to notice. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board, or members of a committee, need be specified in any waiver of notice.

(b) Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.

Section 2.18 Compensation of Board and Committee Members

The Board may provide for reasonable compensation of the Chairman, the Directors and the members of committees. The Board may also provide for reimbursement of reasonable expenses incurred by such persons in connection with the business of the Company.

Section 2.19 Interpretation of By-Laws

The Board shall have the power to interpret these By-Laws and any interpretation made by it shall be final and conclusive.

Section 2.20 Conflicts of Interest; Contracts and Transactions Involving Directors

(a) A Director or a member of any committee may not participate in the consideration or decision of any matter relating to a particular Exchange Member, company, or individual if such Director or committee member has a material interest in, or a professional, business, or personal relationship with, that Exchange Member, company, or individual, or if such participation shall create an appearance of impropriety. In any such case, the Director or committee member shall recuse himself or herself or shall be disqualified. If a member of the Board or any committee is recused from consideration of a matter, any decision on the matter shall be by a vote of a majority of the remaining members of the Board or applicable committee.

(b) No contract or transaction between the Company and one or more of its Directors or officers, or between the Company and any other corporation, partnership, association, or other organization in which one or more of its Directors or officers are directors or officers, or have a financial interest, shall be void or voidable solely for this reason if: (i) the material facts pertaining to such Director's or officer's relationship or interest and the contract or transaction are disclosed or are known to the Board or the committee, and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum; or (ii) the material facts are disclosed or become known to the Board or committee after the contract or transaction is entered into, and the Board or committee in good faith ratifies the contract or transaction by the affirmative vote of a majority of the disinterested Directors, even though the disinterested Directors be less than a quorum.

ARTICLE III
The LLC Member

Section 3.1 Annual Meeting; Election of Directors and Other Matters

(a) The annual meeting of the LLC Member shall be held at such place and time as determined by the Board for the purpose of electing Directors and members of the Nominating Committee and Member Nominating Committee, and for conducting such other business as may properly come before the meeting. Written notice of the annual meeting stating the place, date and hour of the meeting shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting.

(b) The Interim Directors, including the Interim Member Representative Directors, shall be appointed prior to the Company's commencement of operations as an Exchange. The first annual meeting of the LLC Member shall be held within ninety (90) days after the Company's application for registration as a national securities exchange is granted.

Section 3.2 Special Meetings

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairman, the Board, the Chief Executive Officer or the President, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

Section 3.3 Action in Lieu of Meeting

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

Section 3.4 Assignment

The LLC Member may not transfer or assign in whole or in part its limited liability company interest in the Company to any entity, unless such transfer or assignment shall be filed with and approved by the Commission under Section 19 of the Exchange Act and the rules promulgated thereunder.

ARTICLE IV
Committees

Section 4.1 Designation of Committees

(a) **Committees of the Board**. The committees of the Board shall consist of a Compensation Committee, an Audit Committee, a Regulatory Oversight Committee, an Appeals Committee, and such other committees as may be provided in these By-Laws or the Rules or as may be from time to time established by the Board. Committees shall have such authority as is vested in them by these By-Laws or the Rules, or as is delegated to them by the Board. All committees are subject to the control and supervision of the Board.

(b) **Committees of the Exchange.** The Exchange also shall have such other committees as may be provided in these By-Laws or the Rules or as may be from time to time created by the Board. Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any such other committee, the Chairman or his or her designee, with the approval of the Board, shall appoint the members of such Exchange committees (other than the committees of the Board) and may designate, with the approval of the Board, a Chairman thereof. Except as may be otherwise provided in these By-Laws or the Rules, the Chairman or his or her designee may, at any time, with or without cause, remove any member of any such Exchange committee.

Section 4.2 Board Committees - Appointment and Removal; Vacancies; Term

(a) Except as may be otherwise provided in these By-Laws, the Rules or the resolution of the Board establishing any committee, the Chairman, with the approval of the Board, shall appoint, consistent with these By-Laws, the members of all committees of the Board, and the Chairman may, at any time, with or without cause, remove any member of a committee so appointed, with the approval of the Board. Each committee shall be comprised of at least three (3) people and except as provided in these By-Laws may include persons who are not members of the Board; provided, however, that such committee members who are not also members of the Board shall only participate in committee actions to the extent permitted by law. In appointing members to committees of the Board, the Chairman is responsible for determining that any such committee meets the composition requirements set forth in this Article IV.

(b) Upon request of the Secretary, each prospective committee member who is not a Director shall provide to the Secretary such information as is reasonably necessary to serve as the basis for a determination of the prospective committee member’s classification as an Industry, Non-Industry, or Independent member. The Secretary shall certify to the Board each prospective committee member's classification. Such committee members shall update the information submitted under this subsection at least annually and upon request of the Secretary, and shall report immediately to the Secretary any change in such information. A committee member may not be subject to a statutory disqualification.

(c) The term of office of a committee member shall terminate immediately upon a determination by the Board, by a majority vote of the Directors, (i) that the committee member no longer satisfies the classification for which the committee member was selected; and (ii) that the committee member's continued service as such would violate the compositional requirements of such committee set forth in this Article IV.

(d) Any vacancy occurring in a committee shall be filled by the Chairman for the remainder of the term, with the approval of the Board.

(e) Except as otherwise provided by the By-Laws, members of a committee shall hold office for a one-year period.

Section 4.3 Conduct of Proceedings

Except as otherwise provided in these By-Laws, the Rules, the Charter of the committee or by the Board by resolution, each committee may adopt its own rules of procedure and may meet at stated times or on such notice as such committee may determine. In the absence of any such established procedures, each committee shall conduct its business in the same manner as the Board of Directors conducts its business pursuant to Article II of these By-Laws. Each committee shall keep regular minutes of its meetings and report the same to the Board when required.

Section 4.4 Voting, Quorum and Action by Committees

Each committee member shall be entitled to one (1) vote. Unless otherwise required by the By-Laws, the Rules or the Charter of the committee, the presence of a majority of the number of committee members serving on a committee shall constitute a quorum for the transaction of business of such committee. If a quorum shall not be present at any meeting of a committee, the committee members present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the committee members present at any meeting at which there is a quorum shall be the act of such committee except as may be otherwise specifically provided by statute or these By-Laws, the Rules or the Charter of the committee.

Section 4.5 Specified Board Committees

(a) **Compensation Committee**. The Chairman, with the approval of the Board, shall appoint a Compensation Committee consisting of Non-Industry Directors. The Compensation Committee shall consider and recommend compensation policies, programs, and practices for officers and other employees of the Company.

(b) **Audit Committee**. The Chairman, with the approval of the Board, shall appoint an Audit Committee consisting of Directors. A majority of the Audit Committee members shall be Non-Industry Directors. A Non-Industry Director shall serve as Chairman of the Audit Committee. The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified in the charter of the Audit Committee: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations. The Audit Committee shall have exclusive authority to: (i) hire or terminate the head of the Company's Internal Audit Department; (ii) determine the compensation of the head of the Internal Audit Department; and (iii) determine the budget for the Internal Audit Department. The Internal Audit Department and its head shall report directly to the Audit Committee. The Audit Committee may, in its discretion, direct that the Internal Audit Department also report to senior management of the Company on matters the Audit Committee deems appropriate and may request that senior management of the Company perform such operational oversight as necessary and proper, consistent with preservation of the independence of the internal audit function.

(c) **Regulatory Oversight Committee**. The Chairman, with the approval of the Board, shall appoint a Regulatory Oversight Committee consisting of Non-Industry Directors. The Regulatory Oversight Committee shall oversee the adequacy and effectiveness of Exchange's regulatory and self-regulatory organization responsibilities, and shall be responsible for assessing the Exchange's regulatory performance and recommending compensation and personnel actions involving the Chief Regulatory Officer and senior regulatory personnel to the Board's Compensation Committee for action. The Regulatory Oversight Committee shall also assist the Board and committees of the Board in reviewing the regulatory plan and the overall effectiveness of Exchange's regulatory functions. In furtherance of its functions, the Regulatory Oversight Committee (i) shall review the Exchange's regulatory budget, which shall be approved by the Board of Directors, and shall specifically inquire into the adequacy of resources available in the budget for regulatory activities; and (ii) shall meet regularly with the Chief Regulatory Officer in executive session.

(d) **Appeals Committee**. The Chairman, with the approval of the Board, shall appoint an Appeals Committee. The Appeals Committee shall preside over all appeals related to disciplinary and adverse action determinations in accordance with the Exchange Rules. The Appeals Committee shall consist of one Independent Director, one Industry Director, and one Member Representative Director. If the Independent Director recuses himself or herself from an appeal, due to a conflict of interest or otherwise, such Independent Director may be replaced by a Non-Industry Director for purposes of the applicable appeal if there is no other Independent Director able to serve as the replacement.

(e) **Executive Committee**. The Chairman, with the approval of the Board, may appoint an Executive Committee consisting of Directors, which shall, to the fullest extent permitted by Delaware law and other applicable law, have and be permitted to exercise all the powers and authority of the Board in the management of the business and affairs of the Company between meetings of the Board. The number of Non-Industry Directors on the Executive Committee shall equal or exceed the number of Industry Directors on the Executive Committee. The percentage of Independent Directors on the Executive Committee shall be at least as great as the percentage of Independent Directors on the whole Board, and the percentage of Member Representative Directors on the Executive Committee shall be at least as great as the percentage of Member Representative Directors on the whole Board.

(f) **Finance Committee**. The Chairman, with the approval of the Board, may appoint a Finance Committee consisting of Directors. A majority of the Finance Committee members shall be Non–Industry Directors. The Finance Committee shall advise the Board with respect to the oversight of the financial operations and conditions of the Company, including recommendations for Company's annual operating and capital budgets.

Section 4.6 Quality of Markets Committee

The Chairman, with the approval of the Board, shall appoint a Quality of Markets Committee. The Quality of Markets Committee shall provide advice and guidance to the Board on issues relating to the fairness, integrity, efficiency and competitiveness of the information, order handling and execution mechanisms of the Exchange from the perspective of investors, both individual and institutional, retail firms, market making firms, Exchange listed companies and other market participants. The Quality of Markets Committee shall include broad representation of participants in the Exchange, including investors, market makers, integrated retail firms and order entry firms. The Quality of Markets Committee shall include a number of Member Representative members that is equal to at least 20 percent of the total number of members of the Quality of Markets Committee. The number of Non-Industry members of the Quality of Markets Committee shall equal or exceed the sum of the number of Industry members and Member Representative members.

Section 4.7 Business Conduct Committee

There shall be a Business Conduct Committee which shall not be a Board Committee but shall be a committee of the Exchange. The Chairman shall appoint a Business Conduct Committee composed of such number of Exchange Members and individuals who are not Exchange Members as the Chairman shall deem necessary, none of whom shall be Directors. The Business Conduct Committee or any panel thereof shall include at least one officer, director or employee of an Exchange Member.

The jurisdiction, function and powers shall be exercised by the Business Conduct Committee in accordance with the provisions set forth in the Exchange Rules.

ARTICLE V
Nominating Committees

Section 5.1 Election of Nominating Committee and Member Nominating Committee

The Nominating Committee and the Member Nominating Committee shall each be elected on an annual basis by vote of the LLC Member. The LLC Member shall appoint the initial Nominating Committee and Member Nominating Committee consistent with the compositional requirements of this Article V within fifteen (15) days after the Exchange's application for registration as a national securities exchange is granted. Because the first annual meeting of the LLC Member is intended to be held within ninety (90) days after the Exchange's application for registration as a national securities exchange is granted, the initial Nominating Committee and Member Nominating Committee shall serve until the second annual meeting of the LLC Member. Not later than sixty (60) days prior to the date announced as the date for each annual meeting of the LLC Member commencing with the second annual meeting of the LLC Member, the Nominating Committee and the Member Nominating Committee shall nominate candidates to serve on the succeeding year's Nominating Committee and Member Nominating Committee, as applicable, and notify the Secretary of such nominees. Such candidates shall be voted on by the LLC Member at the annual meeting of the LLC Member. Additional candidates for the Member Nominating Committee may be nominated and elected pursuant to the same process as provided for in Article II, Section 2.4.

Section 5.2 Nominating Committee

The Nominating Committee shall nominate candidates for election to the Board at the annual LLC Member meeting and all other vacant or new Director positions on the Board. The Nominating Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of Article II, Section 2.2(b). The number of Non-Industry members on the Nominating Committee shall equal or exceed the number of Industry members on the Nominating Committee. A Nominating Committee member may not simultaneously serve on the Nominating Committee and the Board, unless such member is in his or her final year of service on the Board, and following that year, that member may not stand for election to the Board until such time as he or she is no longer a member of the Nominating Committee. No more than one (1) member of the Nominating Committee shall be a current Director, and such Director shall be a Non-Industry Director.

Section 5.3 Member Nominating Committee

The Member Nominating Committee shall nominate candidates for each Member Representative Director position on the Board that is to be elected by Exchange Members or the LLC Member under the terms of these By-Laws. Each member of the Member Nominating Committee shall be a Member Representative member and shall not be required to be a Director of the Company.

ARTICLE VI
Officers, Agents and Employees

Section 6.1 General

The officers of the Company shall include a Chief Executive Officer, a President, a Chief Financial Officer, a Chief Regulatory Officer, a Secretary, a Treasurer, and such other officers as in the Board's opinion are desirable for the conduct of the business of the Company, including but not limited to a Vice Chairman. Any two or more offices may be held by the same person, except that the offices of the President and Secretary may not be held by the same person. No person that is subject to any statutory disqualification may be an officer of the Company.

Section 6.2 Appointment and Tenure

Each officer of the Company shall be appointed by the Board on an annual basis, and shall hold office until his or her successor is appointed and qualified or until his or her earlier death, disability, disqualification, removal or resignation. An officer may serve for any number of terms, consecutive or otherwise.

Section 6.3 Resignation and Removal of Officers; Vacancies

(a) Any officer may resign at any time upon notice of resignation to the Chairman and Chief Executive Officer, the President, or the Secretary. Any such resignation shall take effect upon receipt of such notice or at any later time specified therein, or if the time is not specified, upon receipt thereof, and the acceptance of such resignation, unless required by the terms thereof, shall not be necessary to make such resignation effective.

(b) Any officer of the Company may be removed, with or without cause, by the Board. Such removal shall be without prejudice to the contractual rights of the affected officer, if any, with the Company.

(c) Vacancies in any office of the Company may be filled for the unexpired term by the Board.

Section 6.4 Compensation

The Compensation of the Chairman, the Vice Chairman and the Chief Executive Officer shall be fixed by the Compensation Committee. The salaries of all other officers and agents of the Company shall be fixed by the Chief Executive Officer, in consultation with the Compensation Committee.

Section 6.5 Powers and Duties; Delegation

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

Section 6.6 Chief Executive Officer

The Chief Executive Officer shall be the chief executive officer of the Company, shall have general supervision over the business and affairs of the Company and shall serve at the pleasure of the Board. The Chief Executive Officer shall have all powers and duties usually incident to the office of the Chief Executive Officer, except as specifically limited by a resolution of the Board. The Chief Executive Officer shall exercise such other powers and perform such other duties as may be assigned to the Chief Executive Officer from time to time by the Board.

Section 6.7 President

The President shall, in the absence of the Chairman, the Vice Chairman and Chief Executive Officer, preside at all meetings of the Board at which the President is present. The President shall have general supervision over the operations of the Company. The President shall have all powers and duties usually incident to the office of the President, except as specifically limited by a resolution of the Board. The President shall exercise such other powers and perform such other duties as may be assigned to the President from time to time by the Board.

Section 6.8 Vice President

The Board shall appoint one or more Vice Presidents. In the absence or disability of the President or if the office of President becomes vacant, the Vice Presidents in the order determined by the Board, or if no such determination has been made, in the order of their seniority, shall perform the duties and exercise the powers of the President, subject to the right of the Board at any time to extend or restrict such powers and duties or to assign them to others. Any Vice President may have such additional designations in such Vice President's title as the Board may determine. The Vice Presidents shall generally assist the President in such manner as the President shall direct. Each Vice President shall exercise such other powers and perform such other duties as may be assigned to such Vice President from time to time by the Board, the Chief Executive Officer or the President. The term "Vice President" used in this Section shall include the positions of Executive Vice President, Senior Vice President, and Vice President.

Section 6.9 Chief Financial Officer

The Chief Financial Officer shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Chief Financial Officer shall have the custody of the Company's funds and securities; shall keep full and accurate all books and accounts of the Company as shall be necessary or desirable in accordance with applicable law or generally accepted accounting principles; shall deposit all monies and other valuable effects in the name and to the credit of the Company as may be ordered by the Chief Executive Officer or the Board; shall cause the funds of the Company to be disbursed when such disbursements have been duly authorized, taking proper vouchers for such disbursements; and shall render to the Board, at its regular meeting or when the Board so requires, an account of the Company.

Section 6.10 Chief Regulatory Officer

An officer of the Company with the position of Vice President, Senior Vice President or Executive Vice President shall be designated as the Chief Regulatory Officer of the Company. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Company, including responsibility for overseeing the Company's surveillance, examination, and enforcement functions and for administering any regulatory services agreements with another self-regulatory organization to which the Company is a party. The Chief Regulatory Officer shall report to the Regulatory Oversight Committee. The Chief Regulatory Officer shall meet with the Regulatory Oversight Committee of the Company in executive session at regularly scheduled meetings of such committee, and at any time upon request of the Chief Regulatory Officer or any member of the Regulatory Oversight Committee. The Chief Regulatory Officer may, but is not required to, also serve as the General Counsel of the Company.

Section 6.11 Secretary

The Secretary shall act as Secretary of all meetings of the Board at which the Secretary is present, shall record all the proceedings of all such meetings in a book to be kept for that purpose, shall have supervision over the giving and service of notices of the Company, and shall have supervision over the care and custody of the books and records of the Company. The Secretary shall be empowered to affix the Company's seal, if any, to documents, the execution of which on behalf of the Company under its seal is duly authorized, and when so affixed, may attest the same. The Secretary shall have all powers and duties usually incident to the office of Secretary, except as specifically limited by a resolution of the Board. The Secretary shall exercise such other powers and perform such other duties as may be assigned to the Secretary from time to time by the Board, the Chief Executive Officer or the President.

Section 6.12 Assistant Secretary

In the absence of the Secretary or in the event of the Secretary's inability or refusal to act, any Assistant Secretary, approved by the Board, shall exercise all powers and perform all duties of the Secretary. An Assistant Secretary shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Secretary from time to time by the Board or the Secretary.

Section 6.13 Treasurer

The Treasurer shall have general supervision over the care and custody of the funds and over the receipts and disbursements of the Company and shall cause the funds of the Company to be deposited in the name of the Company in such banks or other depositories as the Board may designate. The Treasurer shall have supervision over the care and safekeeping of the securities of the Company. The Treasurer shall have all powers and duties usually incident to the office of Treasurer except as specifically limited by a resolution of the Board. The Treasurer shall exercise such other powers and perform such other duties as may be assigned to the Treasurer from time to time by the Board, the Chief Executive Officer or the President.

Section 6.14 Assistant Treasurer

In the absence of the Treasurer or in the event of the Treasurer's inability or refusal to act, any Assistant Treasurer, approved by the Board, shall exercise all powers and perform all duties of the Treasurer. An Assistant Treasurer shall also exercise such other powers and perform such other duties as may be assigned to such Assistant Treasurer from time to time by the Board or the Treasurer.

ARTICLE VII
Indemnification and Insurance

Section 7.1 Right to Indemnification

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she or a person of whom he or she is the legal representative is or was a director or an officer of the Company or is or was serving at the request of the Company as a director, officer, employee or agent of any other corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to any employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the LLC Act, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than the LLC Act permitted the Company to provide prior to such amendment), against all expense, liability and loss (including, without limitation, attorneys' fees, judgments, fines, excise taxes or penalties under the Employee Retirement Income Security Act of 1974, as amended, and amounts paid or to be paid in settlement) reasonably incurred by such indemnitee in connection therewith; provided, however, that except as provided in Section 7.3 with respect to proceedings seeking to enforce rights to indemnification, the Company shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors.

Section 7.2 Right to Advancement of Expenses

The right to indemnification conferred in Section 7.1 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the LLC Act requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Company of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 7.2 or otherwise.

Section 7.3 Right of Indemnitee to Bring Suit

If a claim under Section 7.1 or Section 7.2 is not paid in full by the Company within thirty (30) days after a written claim has been received by the Company, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be twenty (20) days, the indemnitee may at any time thereafter bring suit against the Company to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall also be entitled to be paid the expense of prosecuting or defending such suit.

In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right of an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the Company shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the LLC Act. Neither the failure of the Company (including its Board of Directors, independent legal counsel or the LLC Member) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Act, nor an actual determination by the Company (including its Board of Directors, independent legal counsel or the LLC Member) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Company to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VII or otherwise shall be on the Company.

Section 7.4 Non-Exclusivity of Rights

The right to indemnification and the advancement of expenses conferred in this Article VII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the LLC Agreement, provision of these By-Laws, agreement, vote of the LLC Member or disinterested directors or otherwise.

Section 7.5 Insurance

The Company may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Company or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Company would have the power to indemnify such person against such expense, liability or loss under the law.

Section 7.6 Indemnification of Employees and Agents of the Company

The Company may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification, and rights to the advancement of expenses, to any employee or agent of the Company to the fullest extent of the provisions of this Article VII with respect to the indemnification and advancement of expenses of directors and officers of the Company.

Section 7.7 Contract Rights

The rights to indemnification and to the advancement of expenses conferred in Section 7.1 and Section 7.2 shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the indemnitee’s heirs, executors and administrators.

Section 7.8 Company Not Liable

Except as provided in the Exchange Rules, the Company shall not be liable for any loss or damage sustained by any current or former Exchange Member growing out of the use or enjoyment by such Exchange Member of the facilities afforded by the Company (or any predecessor or successor thereof) or its subsidiaries.

ARTICLE VIII
Amendments; Emergency By-Laws

Section 8.1 By the LLC Member or Board

These By-Laws may be altered, amended, or repealed, or new By-Laws may be adopted, (i) by the written consent of the LLC Member, or (ii) at any regular or special meeting of the Board by a resolution adopted by the Board.

Section 8.2 Emergency By-Laws

The Board may adopt emergency By-Laws subject to repeal or change by action of the LLC Member which shall, notwithstanding any different provision of law, the Certificate of Formation, the LLC Agreement or these By-Laws, be operative during any emergency resulting from any nuclear or atomic disaster, an attack on the United States or on a locality in which the Company conducts its business or customarily holds meetings of the Board, any catastrophe, or other emergency condition, as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action. Such emergency By-Laws may make any provision that may be practicable and necessary under the circumstances of the emergency.

Section 8.3 Authority to Take Action Under Extraordinary Market Conditions

The Board, or such person or persons as may be designated by the Board, in the event of extraordinary market conditions, shall have the authority to take any action regarding:

(a) the trading in or operation of the national securities exchange operated by the Company or any other organized securities markets that may be operated by the Company, the operation of any automated system owned or operated by the Company, and the participation in any such system or any or all persons or the trading therein of any or all securities; and

(b) the operation of any or all systems of Exchange Members, if, in the opinion of the Board or the person or persons hereby designated, such action is necessary or appropriate for the protection of investors or the public interest or for the orderly operation of the marketplace or the system.

Section 8.4 Commission Approval

Before any amendment to, alteration or repeal of any provision of the By-Laws of the Company under this Article VIII shall be effective, those changes shall be submitted to the Board and if the same must be filed with or filed with and approved by the Commission, then the proposed changes to the By-Laws of the Company shall not become effective until filed with or filed with and approved by the Commission, as the case may be.

<u>ARTICLE IX</u>
Exchange Authorities

Section 9.1 Rules

The Board, acting in accordance with the terms of these By-Laws and the Rules, shall be vested with all powers necessary for the government of the Company as an "<u>exchange</u>" within the meaning of the Act. To promote and enforce just and equitable principles of trade and business, to maintain high standards of commercial honor and integrity among Exchange Members, to collaborate with governmental and other agencies in the promotion of fair practices and the elimination of fraud, and in general to carry out the purposes of the Company and of the Act, the Board is hereby authorized to adopt such rules and such amendments thereto as it may, from time to time, deem necessary or appropriate. If any such rules or amendments thereto are approved by the Commission or otherwise become effective as provided in the Act, they shall become operative Exchange Rules as of the date of Commission approval or effectiveness under the Act unless a later operative date is declared by the Company. The Board is hereby authorized, subject to the provisions of these By-Laws and the Act, to administer, enforce, interpret, issue exemptions from, suspend, or cancel any Rules adopted hereunder.

Section 9.2 Disciplinary Proceedings

(a) The Board is authorized to establish procedures relating to disciplinary proceedings involving Exchange Members and their associated persons.

(b) The Board is authorized to impose appropriate sanctions applicable to Exchange Members, including censure, fine, suspension, or expulsion from membership, suspension or bar from being associated with all Exchange Members, limitation of activities, functions, and operations of an Exchange Member, or any other fitting sanction, and to impose appropriate sanctions applicable to persons associated with Exchange Members, including censure, fine, suspension, or barring a person associated with an Exchange Member from being associated with all Exchange Members, limitation of activities, functions, and operations of a person associated with an Exchange Member, or any other fitting sanction, for:

(i) a breach by an Exchange Member or a person associated with an Exchange Member of any covenant with the Company or its LLC Member;

(ii) violation by an Exchange Member or a person associated with an Exchange Member of any of the terms, conditions, covenants, and provisions of the By-Laws, the Rules, or the federal securities laws, including the rules and regulations adopted thereunder;

(iii) failure by an Exchange Member or person associated with an Exchange Member to: (A) submit a dispute for arbitration as may be required by the Rules; (B) appear or produce any document in the Exchange Member's or person's possession or control as directed pursuant to the Rules; (C) comply with an award of arbitrators properly rendered, where a timely motion to vacate or modify such award has not been made pursuant to applicable law or where such a motion has been denied; or (D) comply with a written and executed settlement agreement obtained in connection with an arbitration or mediation submitted for disposition; or

(iv) failure by an Exchange Member or person associated with an Exchange Member to adhere to any ruling, order, direction, or decision of or to pay any sanction, fine, or costs imposed by the Board or any entity to which the Board has delegated its powers.

Section 9.3 Membership Qualifications

(a) The Board shall have authority to adopt rules and regulations applicable to Exchange Members, applicants seeking to become Exchange Members, and persons associated with applicants or Exchange Members, establishing specified and appropriate standards with respect to the training, experience, competence, financial responsibility, operational capability, and such other qualifications as the Board finds necessary or desirable.

(b) The Board may from time to time make such changes in such rules, regulations, and standards as it deems necessary or appropriate.

(c) Uniform standards for regulatory and other access issues, such as admission to membership and conditions to becoming an Exchange market maker, shall be promulgated and applied on a consistent basis, and the Company shall institute safeguards to ensure fair and evenhanded access to all of its services and facilities.

Section 9.4 Fees, Dues, Assessments, and Other Charges

The Board shall have authority to fix and levy the amount of fees, dues, assessments, and other charges to be paid by Exchange Members and issuers and any other persons using any facility or system that the Company operates or controls; provided, however, that such fees, dues, assessments, and other charges shall be equitably allocated among Exchange Members and any other persons using any facility or system that the Company operates or controls. Any Regulatory Funds will not be used for non-regulatory purposes or distributed to the LLC Member, but rather, shall be applied to fund the legal and regulatory operations of the Company (including surveillance and enforcement activities), or, as the case may be, shall be used to pay restitution and disgorgement of funds intended for customers.

ARTICLE X
Miscellaneous Provisions

Section 10.1 Operational Date of Exchange

The Company has been formed in anticipation of its registration by the Commission as a national securities exchange. During the period between formation and the first date on which the Company commences operating a national securities exchange (the "Operational Date"):

(a) references in the Agreement and By-Laws to "the national securities exchange operated by the Company" shall be construed as references to "the national securities exchange to be operated by the Company"; and

(b) the Board of Directors of the Company may appoint members of the committees to be established under the By-Laws, but shall not be required to appoint all such committee members until the date immediately prior to the Operational Date.

Section 10.2 Fiscal Year

The fiscal year of the Company shall be as determined from time to time by the Board.

Section 10.3 Participation in Board and Committee Meetings

All meetings of the Board (and any committees of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters) shall be closed to all persons other than members of the Board, officers, staff, counsel or other advisors whose participation is necessary or appropriate to the proper discharge of such regulatory functions and any representatives of the Commission. In no event shall members of the Board of Directors of Miami International Holdings, Inc. who are not also members of the Board, or any officers, staff, counsel or advisors of Miami International Holdings, Inc. who are not also officers, staff, counsel or advisors of the Company (or any committees of the Company), be allowed to participate in any meetings of the Board (or any committee of the Company) pertaining to the self-regulatory function of the Company (including disciplinary matters).

Section 10.4 Books and Records; Confidentiality of Information and Records Relating to SRO Function

The books and records of the Company shall be maintained at a location within the United States. All books and records of the Company reflecting confidential information pertaining to the self-regulatory function of the Company (including but not limited to disciplinary matters, trading data, trading practices, and audit information) shall be retained in confidence by the Company and its personnel and will not be used by the Company for any non-regulatory purposes and shall not be made available to any person (including, without limitation, any Exchange Member) other than to personnel of the Commission, and those personnel of the Company, members of committees of the Company, members of the Board, hearing officers and other agents of the Company to the extent necessary or appropriate to properly discharge the self-regulatory responsibilities of the Company.

Section 10.5 Execution of Instruments, Contracts, etc.

(a) All checks, drafts, bills of exchange, notes, or other obligations or orders for the payment of money shall be signed in the name of the Company by such officer or officers or person or persons as the Board, or a duly authorized committee thereof, may from time to time designate. Except as otherwise provided by law, the Board, any committee given specific authority in the premises by the Board, or any committee given authority to exercise generally the powers of the Board during intervals between meetings of the Board may authorize any officer, employee, or agent, in the name of and on behalf of the Company, to enter into or execute and deliver deeds, bonds, mortgages, contracts, and other obligations or instruments, and such authority may be general or confined to specific instances.

(b) All applications, written instruments, and papers required by any department of the United States government or by any state, county, municipal, or other governmental authority may be executed in the name of the Company by any officer of the Company, or, to the extent designated for such purpose from time to time by the Board, by an employee or agent of the Company. Such designation may contain the power to substitute, in the discretion of the person named, one or more other persons.

Section 10.6 Power to Vote Stock

Unless otherwise instructed by the Board, the Chairman or the Chief Executive Officer of the Company shall have the power and authority on behalf of the Company to attend and to vote at any meeting of the stockholders, partners or equity holders of any corporation, partnership or any other entity in which the Company may hold stock, partnership or other equity interests, as the case may be, and may exercise on behalf of the Company any and all of the rights and powers incident to the ownership of such stock, partnership or other equity interest at such meeting, and shall have the power and authority to execute and deliver proxies, waivers and consents on behalf of the Company in connection with the exercise by the Company of the rights and powers incident to the ownership of such stock, partnership or other equity interest. The Board may from time to time confer like powers upon any other person or persons.

Section 10.7 Severability

If any provision of these By-Laws, or the application of any provision of these By-Laws to any person or circumstances, is held invalid, the remainder of these By-Laws and the application of such provision to other persons or circumstances shall not be affected.

Effective Date: July 10, 2024

AMENDED AND RESTATED BYLAWS

OF THE

MINNEAPOLIS GRAIN EXCHANGE, LLC

July 2, 2024

Table of Contents

AMENDED AND RESTATED BYLAWS

OF

MINNEAPOLIS GRAIN EXCHANGE, LLC

(a Delaware limited liability company)

These Bylaws have been established as the Bylaws of Minneapolis Grain Exchange, LLC, a Delaware limited liability company (the "Company" or "Exchange" or "MGEX"), pursuant to the Certificate of Formation of the Company, dated as of December 4, 2020, (as amended from time to time, the "Certificate of Formation"), and, together with the Certificate of Formation, constitute the Bylaws of the Company within the meaning of the Delaware Limited Liability Company Act. In the event of any inconsistency between the Certificate of Formation and these Bylaws, the provision of the Certificate of Formation shall control.

ARTICLE I – DEFINITIONS

1.1. DEFINITIONS.

The following are Bylaws of the Company. Bylaws incorporate all defined terms of Chapter 1 of the MGEX Rules. MGEX Rules are separate from the Bylaws and codify Exchange rules.

ARTICLE II – BOARD OF DIRECTORS

2.1. COMPOSITION OF THE BOARD.

Miami International Holdings, Inc. ("MIH") is the sole member of M 402 Holdings, LLC which in turn is the sole member of the Company (the "LLC Member"). The LLC Member has vested the power to manage, operate, and set policies for the Company exclusively in the Board of Directors. The number of Directors constituting the entire Board of Directors shall be a minimum of five (5) Directors elected by the LLC Member, consisting of not less than thirty-five percent (35%) individuals who qualify as Public Directors, and not less than one (1) individual who is a Market Participant. The LLC Member shall designate one of the Directors to serve as Chairperson of the Board and may also designate one (1) or more Vice Chairpersons.

The number of Directors may be fixed from time to time by the LLC Member at any time in its sole and absolute discretion, upon notice to all Directors subject to the minimum number provided for in this Bylaw. No decrease in the number of Directors shall have the effect of shortening the term of any incumbent Director.

The LLC Member, in its sole discretion, may add, remove, or substitute Board members at any time, provided such action is in accordance with these Bylaws and Rules, including preserving the minimum Public Director threshold stated in this Bylaw 2.1. The LLC Member, it its sole discretion, may remove or substitute the Chairperson and any Vice Chairpersons at any time, provided such action is in accordance with these Bylaws and Rules.

2.2. ELECTION OF DIRECTORS: TERMS OF OFFICE.

Each Director shall be elected annually for a term of one (1) year by the LLC Member, unless stated otherwise. Each Director shall hold office until their successor is elected and qualified, or until their death, resignation, substitution, or removal.

2.3. POWERS OF THE BOARD.

The Board of Directors is the governing body of the Company and has the power to:

A. Manage the business, affairs, and property of the Company;

B. Provide, acquire and maintain suitable Company quarters and facilities;

C. Review and approve the creation of and all appointments to standing and special committees recommended by the Chairperson;

D. Review and approve the appointment of a President and Chief Executive Officer;

E. Review and approve the appointment, titles and responsibilities of all Exchange employees above the level of department head;

F. Designate and authorize specific appointed officers to act on behalf of the Board to execute contracts within specified limits;

G. Appoint Counsel to the Board;

H. Determine the commodities traded, the delivery months, Hours of Trading, the days of the contract month in which delivery may be made, and margin requirements;

I. Declare any day to be a holiday, during which the Exchange shall not be open for business;

J. Adopt, amend, or repeal the MGEX Charter, Bylaws, and Rules;

K. Act in emergencies (See **Bylaw 2.4.**);

L. Delegate any of its powers under these Bylaws to a Committee of the Board, Committee of the Exchange, or to any officer or employees of the Company, provided the delegation is not inconsistent with the Company's Charter, Bylaws, Rules, customs, or usages.

Any authority or discretion by these Bylaws vested in the Chairperson, President, Chief Executive Officer, or other officers or any committee shall not be construed to deprive the Board of such authority or discretion and, in the event of a conflict, the determination of the matter by the Board shall prevail.

2.4. EMERGENCY POWERS.

When in the sole discretion of the Exchange an emergency exists, the Exchange shall have the power to:

A. Close the Exchange;

B. Suspend trading in any or all Futures or Options Contracts, including trading in settlement of any then existing Futures or Options Contracts;

C. Prohibit trading in any or all Futures or Options Contracts at prices above or below such limits as are specified by the Exchange;

D. Limit the total amount of open speculative Futures or Options trades that any Market Participant may have at any one time in any or all commodities, and to increase, decrease or cancel such limitations as the Exchange deems advisable. The Exchange may require such reports and may make such MGEX Rules as it deems necessary to enforce such limitations;

PROVIDED, however, that the establishing of any such limit shall not be deemed to require that total amounts of such trades acquired before the effective date of such limitations be reduced to such limit; and

E. Take other appropriate emergency action.

If and when the Exchange has acted under the authority granted by this Bylaw, it may adopt such MGEX Rules as the Exchange deems necessary and proper and for the best interests of all concerned. Notice of any action taken by the Exchange pursuant to the authority granted by this Bylaw shall be posted on the Exchange's website. Such action shall become effective when, and for such period of time, as determined by the Exchange, but not prior to the time of the posting of notice thereof on the Exchange's website.

2.5. BOARD DELEGATION TO OFFICERS OF THE COMPANY.

Each of the officers of the Company shall, unless otherwise ordered by the Board, have such powers and duties as customarily pertain to the respective office, and such further powers and duties as from time to time may be conferred by the Board, or by an officer delegated such authority by the Board. The Board may delegate the duties and powers of any officer of the Company to any other officer or to any Director for a specified period of time and for any reason that the Board may deem sufficient.

2.6. VACANCIES.

In the event a Director vacancy occurs on the Board of Directors, the Nominations Committee shall nominate to the LLC Member any number of individuals to fill the vacancy. The individual elected by the LLC Member shall serve the unexpired term of the vacant seat. The process for filling a vacancy will be conducted in accordance with Bylaw 7.9.

2.7. REGULAR MEETINGS

Regular meetings of the Board may be held, with or without notice, at such time or place as may from time to time be specified by the Board.

2.8. SPECIAL MEETINGS.

Special meetings of the Board may be called on a minimum of two (2) days' notice to each Director by the Chairperson, President, or Chief Executive Officer, and shall be called by the Secretary upon the written request of three (3) Directors then in office.

2.9. VOTING, QUORUM, AND ACTION BY THE BOARD.

Each Director shall be entitled to one (1) vote. At all meetings of the Board, the presence of a majority of the number of Directors then in office shall constitute a quorum for the transaction of business. If a quorum shall not be present at any meeting of the Board, the Directors present at such meeting may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present. The act of a majority of the Directors present at any meeting at which there is a quorum shall be the act of the Board except as may be otherwise specifically provided by statute, the Certificate of Formation or these Bylaws.

2.10. ACTION IN LIEU OF MEETING.

Unless otherwise restricted by statute, the Certificate of Formation, or these Bylaws, any action required or permitted to be taken at any meeting of the Board or any committee thereof may be taken without a meeting if all Board members or committee, as the case may be, consent thereto in writing or by electronic transmission, and such writing(s) or electronic transmission(s) are filed with the minutes of proceedings of the Board or the committee.

2.11. INTERPRETATION OF BYLAWS.

The Board shall have the power to interpret these Bylaws and any interpretation made by it shall be final and conclusive.

2.12. PROCEDURE AT MEETINGS.

The Board of Directors may, from time to time, adopt rules, guidelines, or other criteria for its own government and the conduct of its meetings as are not contrary to Delaware Limited Liability Company Act, the Certificate of Formation, Bylaws, or Rules. Except as otherwise specifically provided in the aforementioned authority, meetings of the Board of Directors shall be conducted according to the established practices of Parliamentary Law and, in case of dispute, "Robert's Rules of Order" shall govern.

2.13. CHAIRPERSON.

The Chairperson of the Board of Directors shall be the senior officer of the Board and perform the usual duties incident to the office. Unless otherwise specified by Bylaw, the Chairperson shall recommend appointments to all Committees, any special Committees deemed necessary, and the Chairpersons thereof, subject to the approval of the Board. The Chairperson shall preside at all meetings of the Board, unless specified otherwise. The Chairperson shall be a member of the Board of Directors.

2.14. VICE CHAIRPERSONS.

Vice Chairpersons may be designated by the Board and shall perform the duties of the Chairperson in the Chairperson's absence or disability, in such order as designated by the Chairperson. The Vice Chairpersons shall be members of the Board of Directors.

2.15. ACTING CHAIRPERSONS.

The LLC Member may appoint an acting Chairperson to perform the duties of the Chairperson during the absence or disability of the Chairperson and any Vice Chairpersons. The acting Chairperson shall be a member of the Board of Directors.

2.16. APPOINTMENT OF EXCHANGE OFFICERS, OTHER OFFICERS, AND EMPLOYEES.

The Board of Directors shall from time to time elect or appoint Exchange Officers, including a President, Secretary, and Treasurer, as well as other officers, including a Chief Regulatory Officer, Chief Compliance Officer, Chief Risk Officer, and such other officers or employees as in its judgment may be necessary. The Board of Directors may assign any title to any of such other officers or employees as it deems advisable. The Board of Directors may prescribe the duties and fix the compensation of all such officers and employees, and all such officers and employees shall hold office or be employed during the will of the Board of Directors.

2.17. EMPLOYMENT OF PROFESSIONAL SERVICES.

The Board of Directors may from time to time employ legal counsel, accountants, auditors or such other professional or special services or help as it may deem necessary.

2.18. AFFIRMATIVE OBLIGATION TO NOTIFY COMPANY OF CHANGE IN ELIGIBILITY TO SERVE ON BOARD OF DIRECTORS.

Applicants for and members of the Board of Directors have an affirmative obligation to promptly notify the Company if at any time there is a change in his or her eligibility to serve.

ARTICLE III – AMENDMENT OF BYLAWS AND RULES

3.1. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: PROCEDURE.

The Board of Directors shall have the authority to adopt, amend, or repeal any MGEX Bylaw or Rule. The Board may delegate its authority to adopt, amend, or repeal any MGEX Bylaw or Rule to a Committee of the Board or to one or more officers or employees of the Company.

3.2. ADOPTION OR AMENDMENT OF BYLAWS AND RULES: DATE EFFECTIVE.

Unless specifically provided otherwise by the Board of Directors or its designee, MGEX Bylaws and Rules shall become effective as of the first business day following the date that the Company publishes the amendment on its website.

3.3. PRODUCT SUSPENSION, DELISTING, AND REMOVAL OF RULES.

The Exchange has the authority to suspend and/or delist a contract or product with no open interest. In conjunction with a suspension or delisting, the Exchange may remove any or all corresponding contract/product rules from the MGEX Rulebook. All aforementioned action shall be consistent with the CEA and CFTC Regulations.

ARTICLE IV – THE LLC MEMBER

4.1. ELECTION OF DIRECTORS.

The election of directors shall be held at such place and time as determined by the LLC Member for the purpose of the LLC Member electing Directors of the Board.

4.2. SPECIAL MEETINGS.

Special meetings of the LLC Member, for any purpose or purposes, may be called by the Chairperson, the Board, the President, or the Chief Executive Officer, and shall be called by the Secretary at the request in writing of the LLC Member. Written notice of a special meeting stating the place, date and hour of the meeting and the purpose or purposes for which the meeting is called, shall be given to the LLC Member not less than ten (10) nor more than sixty (60) days before the date of the meeting. Business transacted at any special meeting of the LLC Member shall be limited to the purpose(s) stated in the notice of the meeting.

4.3. ACTION IN LIEU OF MEETING.

Any action upon which a vote of the LLC Member is required or permitted, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the LLC Member.

ARTICLE V – OFFICERS & FUNCTIONS

5.1. PRESIDENT.

The Board may elect a President of the Company. The President shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the President other responsibilities as warranted.

5.2. CHIEF EXECUTIVE OFFICER.

The Board may elect a Chief Executive Officer ("CEO") of the Company. The CEO shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, or by the Bylaws and Rules. The Board may confer upon the CEO other responsibilities as warranted.

5.3. SECRETARY.

The Secretary shall perform the duties usually incident to the office and such other and special duties as are prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.4. PAPERS: SERVICE OF.

Notices, citations and papers of all kinds, requiring service in connection with any of the MGEX Bylaws or Rules, shall be served by the Secretary or by such other employee of this Exchange as the Secretary may designate. The affidavit of the person who made the service shall be evidence of the service of such notices of papers.

Whenever, under the MGEX Bylaws or Rules, service is required or permitted to be made upon a Person, such service shall be made by delivering a copy or by mailing it to the Person's last known address, postage prepaid. Delivery of a copy means: handing it to the Person; leaving it at the Person's office with a clerk or other person in charge thereof; if there is no one in charge, leaving it in a conspicuous place therein; or, if the office is closed or the Person to be served has no office, leaving it at the Person's dwelling or usual place of abode with some person of suitable age and discretion then residing therein. Service by mail is complete upon mailing. Service required or permitted to be made, under the MGEX Bylaws or Rules, upon an entity shall be made by making such service in the manner as hereinbefore provided on a managing agent of such entity.

5.5. TREASURER.

The Treasurer shall perform such duties as prescribed by the Board of Directors, President, CEO, or by the Bylaws and Rules.

5.6. ANNUAL FINANCIAL STATEMENT.

The Board of Directors, as soon as possible after the close of the fiscal year of the Company, shall cause to be prepared a full and complete statement of the financial condition of the Company and of its operations for the previous fiscal year.

5.7. FINANCING.

The Company shall have the authority to establish fees and charges necessary to meet the financial obligations of the Company. Fees and charges shall be remitted at such times and in such manner as the Company may prescribe.

5.8. FUNDS AND SECURITIES OF THE COMPANY.

The funds of the Company shall be deposited in the name of the Exchange in a bank or banks, as designated from time to time by the Board of Directors. Securities and other valuable papers belonging to the Company shall be secured as designated from time to time by the Board of Directors.

5.9. EXPENDITURE OF THE FUNDS OF THE COMPANY.

The funds of MGEX shall be under the management and control of the Company, and no funds belonging to MGEX shall be expended unless such expenditure has been authorized by the Exchange Officers or the Board of Directors.

5.10. INVESTMENT OF FUNDS.

The Board of Directors shall monitor the investment of funds belonging to the Company.

5.11. BORROWING OF MONEY.

The Board of Directors, on the affirmative vote of at least one half (1/2) of the total number of Directors, permitted under **Bylaw 2.1.**, may borrow money for and on behalf of the Company, for any period of time and on such terms and with such security or mortgage, all as the Board may determine necessary for business purposes.

5.12. EXECUTION OF CONTRACTS, SIGNATURES ON PAPERS, CHECKS, ETC.

Except as otherwise specifically provided in this Bylaw, all deeds, mortgages, satisfactions of mortgages, contracts for the conveyance of land, leases, bills payable, promissory notes and other written promises to pay money, corporate contracts of all kinds, checks and drafts drawn on bank accounts standing in the name of the Company shall be executed or signed in the name of the Company by the President, CEO, or such other officer, director or employee as the Board of Directors shall from time to time designate.

PROVIDED, however, that a check or checks, signed as provided above, to cover the total payroll of the Company for any specified period of time may be deposited to the credit of the Company in a special bank account, which shall be designated as a Payroll Account; checks or drafts drawn on such Payroll Account to cover salaries or wages due to individual officers or employees of the Company may be signed in such manner as the Board of Directors may from time to time direct; and

PROVIDED FURTHER, that contracts for the purchase of supplies and equipment necessary and incident to the usual and ordinary operations of the business of the Company may be executed in the name of the Company in such manner as the Board of Directors may from time to time direct.

Except as otherwise provided by the Bylaws, all other papers and documents of all kinds, including certificates, cards, licenses, etc., shall be executed or signed in the name of the Company in such manner as the Board of Directors shall from time to time direct.

ARTICLE VI – REGULATORY OFFICERS

6.1. CHIEF REGULATORY OFFICER.

The Chief Regulatory Officer shall report to, consult with and provide information to the Regulatory Oversight Committee, and execute any other duties or responsibilities as required by CFTC Regulation 17 CFR Part 38, as amended.

6.2. CHIEF COMPLIANCE OFFICER.

The Chief Compliance Officer shall report to the President and CEO and execute the duties and responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

6.3. CHIEF RISK OFFICER.

The Chief Risk Officer shall implement the risk management framework of the Exchange, make recommendations regarding the Exchange's risk management functions, and execute any other duties or responsibilities required by CFTC Regulation 17 CFR Part 39, as amended.

ARTICLE VII – COMMITTEES

7.1. COMMITTEES: REGULATIONS GOVERNING PROCEDURE.

Any Committee may adopt such regulations for its own government and proceedings as are not contrary to the Bylaws or Rules, and which will best promote the objects for which it was established.

7.2. COMMITTEES OF THE BOARD OF DIRECTORS.

Committees of the Board of Directors shall be established by the Board as set forth in these Bylaws and shall consist of at least three (3) individuals on the Board. A majority of the Directors of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. A three-fourths (3/4) supermajority of a quorum of the Board shall be required to remove a Director who was appointed to a Committee. A majority of a quorum of the Board shall be required to revoke actions taken by a Committee. In addition to the enumerated duties and powers, each Committee shall exercise such authority and execute such actions as may be delegated to it by the Board of Directors, or by the Bylaws or Rules.

7.3. COMMITTEES OF THE EXCHANGE.

Committees of the Exchange shall be established by Bylaw or Rule and shall consist of at least three (3) individuals. Unless otherwise specified by Bylaw or Rule, a majority of the members of a Committee shall constitute a quorum and a majority of the quorum shall be required to take action. In addition to the duties and powers specified by Bylaw or Rule, Committees of the Exchange shall also have such duties and powers as may be specified by the Board of Directors.

7.4. EXECUTIVE COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Executive Committee which shall be composed of at least three (3) Directors, consisting of not less than thirty-five percent (35%) Public Directors. Meetings of the Executive Committee shall be held at such time and place as may be designated by the Executive Committee. The Chairperson of the Board shall be the Chairperson of the Executive Committee and shall have voting privileges.

The Committee shall have the duty and power to act on behalf of the Board of Directors when an emergency exists or when the Board is otherwise unable to reach quorum or convene in a timely manner.

7.5. AUDIT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Audit Committee which shall be composed of at least three (3) Directors elected by the Board of Directors. A majority of the members of the Committee shall be Public Directors.

The Audit Committee shall perform the following primary functions, as well as such other functions as may be specified by the Board: (i) provide oversight over the Company's financial reporting process and the financial information that is provided to the LLC Member and others; (ii) provide oversight over the systems of internal controls established by management and the Board and the Company's legal and compliance process; and (iii) direct and oversee all the activities of the Company's internal audit function, including but not limited to management's responsiveness to internal audit recommendations.

7.6. RESERVED.

7.7. REGULATORY OVERSIGHT COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Regulatory Oversight Committee. It shall be composed of at least three (3) Directors, and all such Directors shall be Public Directors, elected by the Board. The Committee shall have the duties and powers as described and required under Core Principle 16 described in 17 CFR Part 38.

7.8. MGEX RISK COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the MGEX Risk Committee. The Committee shall have the duties and powers as described in internal policies and permitted in applicable CFTC Regulations.

7.9. NOMINATIONS COMMITTEE.

There shall be established a Committee of the Board of Directors to be known as the Nominations Committee which shall be composed of at least three (3) Directors, including the Chairperson of the Board. A majority of the members of the Committee shall be Public Directors. The Nominations Committee shall each be elected on an annual basis by vote of the LLC Member. The chair of the Nominations Committee shall be a Public Director. The Nominations Committee shall identify individuals qualified to serve on the Board. The Nominations Committee shall nominate candidates for election to the Board and all other vacant or new Director positions on the Board, and the LLC Member shall elect Directors from such nominated candidates. The Nominations Committee, in making such nominations, is responsible for ensuring that candidates meet the compositional requirements of these Bylaws. The Nominations Committee shall meet in advance of the LLC Member’s election of Directors, unless stated otherwise.

7.10. HARD RED SPRING WHEAT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Hard Red Spring Wheat (“HRSW”) Committee. It shall be composed of at least of seven (7) Market Participants of the Exchange.

The Committee shall have the duty and power to review and recommend MGEX Rules governing HRSW and other agricultural markets, including but not limited to contract specifications and delivery procedures.

7.11. CASH MARKETS COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Cash Markets Committee. It shall be composed of at least seven (7) Market Participants that are employed by entities having cash trading privileges pursuant to MGEX Rules.

The Committee shall have the duties and powers to:

A. Review and recommend MGEX Rules governing the cash markets.

B. Monitor cash market activity to ensure orderly trading and efficient price discovery.

C. Approve guidelines for reporting of cash market activity to appropriate agencies.

7.12. RISK MANAGEMENT COMMITTEE.

There shall be established a Committee of the Exchange to be known as the Risk Management Committee. Its composition shall include representatives of Clearing Members and representatives of customers of Clearing Members. The Committee shall have the duties and powers as described and required in CFTC Regulations, including but not limited to Core Principle O described in 17 CFR Part 39, and internal policies.

7.13. OTHER COMMITTEES, TASK FORCES AND PANELS.

The Board of Directors and the Executive Committee shall each have the authority to establish committees, task forces and panels as necessary for a duration not to extend past the next Annual Election. After election, the new Board of Directors and Executive Committee may re-authorize the committees, task forces and panels.

The composition, qualifications, method of appointment, duties and powers of such committees, task forces and panels shall be determined by the respective Board of Directors and Executive Committee.

Such committees, task forces and panels shall not determine the policies of the Exchange, expend funds or enter into contracts on behalf of the Exchange, or otherwise conduct activities outside the purpose for which they were established, unless such actions are approved by the Board of Directors.

ARTICLE VIII – DISCIPLINARY COMMITTEE

8.1. DISCIPLINARY COMMITTEE: APPOINTMENT.

There shall be established a committee to be known as the Disciplinary Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Disciplinary Committee shall be an individual qualified to be a Public Director.

The members of the Disciplinary Committee should be as representative as practicable of the marketplace. Three (3) members of the Disciplinary Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of a Public Director.

8.2. DISCIPLINARY COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Disciplinary Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Disciplinary Committee with guidance by the Department of Audits and Investigations shall determine whether any member has a financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Disciplinary Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

8.3. DISCIPLINARY COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Disciplinary Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Disciplinary Committee may request the Chief Regulatory Officer to appoint, and the Chief Regulatory Officer shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Disciplinary Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Disciplinary Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Disciplinary Committee. During the period that such a Disciplinary Committee appointed with respect to a particular matter is functioning, the regular Disciplinary Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Disciplinary Committee appointed with respect to a particular matter.

8.4. DISCIPLINARY COMMITTEE: DUTIES AND POWERS.

The Disciplinary Committee shall be charged with the duty and authority:

A. To prevent manipulation of prices as provided in the CEA.

B. To review all investigation reports submitted to the Disciplinary Committee by the Department of Audits and Investigations in respect to all matters relating to activity conducted under the jurisdiction of MGEX and in respect to alleged violations of the MGEX Bylaws or Rules.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Disciplinary Committee deems appropriate or advisable.

D. To promptly review and determine whether or not any or all charges included in the investigation report submitted to the Disciplinary Committee have, in its opinion, a reasonable foundation in fact.

E. To dismiss any or all charges included in any investigation report submitted to the Disciplinary Committee that are, in its opinion, without reasonable foundation in fact.

F. To authorize the issuance of a Notice of Charges against person(s) alleged to have committed such violations if the Disciplinary Committee has found that the investigation report shows a reasonable basis for a violation and that the matter should be adjudicated.

The Disciplinary Committee, in performing its duties, may request any Person or Market Participant to appear before the Disciplinary Committee in its investigations of matters set forth in the investigation report. The Disciplinary Committee may review the dealings and transactions of Persons or Market Participants, and it may examine their books, papers and records pertinent to such review. The Disciplinary Committee may employ such auditors, counsel or other assistants as it may deem necessary, and all expenses incident thereto shall be payable from the funds of the Exchange.

The Disciplinary Committee may invite a representative of the CFTC to attend any or all of its meetings.

In addition to possible violations of the MGEX Bylaws or Rules appropriately brought before the Disciplinary Committee pursuant to Paragraph B, above, the Disciplinary Committee also shall review any investigation report concerning a particular course of conduct by a Person or Market Participant which has produced or thereafter, in the opinion of the Disciplinary Committee, would produce a manipulation of prices or cornering of any commodity in violation of the MGEX Bylaws or Rules.

No Person or Market Participant shall violate any order of the Disciplinary Committee after having been duly notified thereof. Nothing, however, herein contained shall in any way be construed as superseding the duties and authority that have been vested in the Board of Directors by the MGEX Bylaws and Rules. All directives of the Disciplinary Committee pertaining to price manipulations or corners and requiring a market position reduction shall be effective when issued.

No member of the Disciplinary Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Disciplinary Committee member in the member's official capacity.

ARTICLE IX – HEARING COMMITTEE

9.1. HEARING COMMITTEE: APPOINTMENT.

There shall be established a committee of the Exchange to be known as the Hearing Committee, appointed by the Board at the recommendation of the Chief Regulatory Officer and shall be composed of not less than three (3) individuals with knowledge and experience in the financial markets. The chair of the Hearing Committee shall be an individual qualified to be a Public Director.

The members of the Hearing Committee should be as representative as practicable of the marketplace. Three (3) members of the Hearing Committee shall be required to constitute a quorum and must include an individual who meets the qualifications of Public Director.

9.2. HEARING COMMITTEE: QUALIFICATIONS OF MEMBERS.

No person shall serve as a member of the Hearing Committee when the person or entity with which the person is affiliated has a financial, personal or prejudicial interest or concern in the matter under consideration or action. For the purpose of this Bylaw, at a minimum, a financial, personal or prejudicial interest shall be defined and determined pursuant to **Bylaws 12.8.B.** and **12.8.C.** The other members of the Hearing Committee with guidance by the Department of Audits and Investigations shall determine whether any member has financial, personal or prejudicial interest not addressed by **Bylaws 12.8.B.** and **12.8.C.**

No member may serve on the Hearing Committee if he or she has participated in or been involved in adjudicating any other stage of the same proceeding.

9.3. HEARING COMMITTEE: APPOINTMENT OF ALTERNATES.

If the Hearing Committee shall determine that it is improper for any or all of its members to serve during the consideration of and action upon any particular matter, or if any or all of the regular members shall be unable to serve during such consideration and action, the Hearing Committee may request the Chief Regulatory Officer of the Exchange to appoint, and the Chief Regulatory Officer of the Exchange shall appoint, an alternate or alternates to sit throughout the consideration of and action upon such matter. If an alternate is substituting for the individual who meets the qualifications of a Public Director, the alternate must also qualify as a Public Director. When so appointed, any alternate shall, with respect to the consideration of and action upon such particular matter, have all the powers and duties of the regular member for whom the alternate is acting; and such Hearing Committee, so constituted and consisting of such alternate or alternates and the remaining regular members of the Hearing Committee, if any, shall with respect to the consideration of and action upon such particular matter have all the duties and powers of the regular Hearing Committee. During the period that such Hearing Committee appointed with respect to a particular matter is functioning, the regular Hearing Committee and the regular members thereof shall continue to have all their usual powers and to perform all their usual duties concerning matters other than that before a Hearing Committee appointed with respect to a particular matter.

9.4. HEARING COMMITTEE: DUTIES AND POWERS.

The Hearing Committee shall be charged with the following duty and authority:

A. To conduct a hearing as authorized pursuant to the MGEX Bylaws or Rules.

B. To impose a penalty if the Hearing Committee finds in the affirmative that there has been a violation, or in the alternative, to dismiss the alleged charges if the Hearing Committee finds that there has been no violation.

C. To direct the Department of Audits and Investigations to conduct such further investigation in respect to any such report as the Committee deems appropriate or advisable on a timely basis.

D. In hearings conducted by the Hearing Committee, on a finding by the Hearing Committee that there has been a violation, to assess a penalty against those found guilty. The Hearing Committee may take such action it determines including, but not limited to, issuing a Letter of Reprimand, a suspension from trading, a monetary fine, or expulsion.

E. To summon any Person or Market Participant to appear before the Hearing Committee.

The findings and conclusions of the Hearing Committee, in respect to such matters, shall be final. There is no appeal to the Board of Directors or any other MGEX authority.

No member of the Hearing Committee shall publish, divulge or make known in any manner, except when reporting to the Board of Directors or to a committee concerned with such information, or when called upon to testify in any judicial or administrative proceeding, any facts regarding the business of any Person, or any other confidential information that may come to the knowledge of such Hearing Committee member in the member's official capacity.

ARTICLE X – DEPARTMENTS

10.1. CLEARING HOUSE.

There shall be established a Clearing House of the Exchange, which shall supervise the clearing of Futures and Options Contracts initiated, accepted or executed under MGEX Rules.

10.2. AUDITS AND INVESTIGATIONS.

There shall be established a department of the Exchange that conducts audits and investigations. Such department of the Exchange shall serve as an independent department and shall not include Market Participants whose interests conflict with their audit, investigation or enforcement duties.

The Exchange shall initiate and conduct investigations and audits at the direction of the Chief Regulatory Officer, the Regulatory Oversight Committee and/or the appropriate committee. Such investigations shall be initiated promptly after receipt of a complaint or other indication of possible violation of the MGEX Rules.

The Exchange has the authority to collect information and documents on both a routine and non-routine basis, including, but not limited to, the authority to examine books and records kept by any Market Participant or Person under investigation or from whom information or cooperation has been requested. Failure to comply with any request made by the Exchange for information and/or documents may subject the Market Participant or Person under investigation or from whom information or cooperation has been requested to disciplinary procedures of the Exchange or fines pursuant to the MGEX Rules.

ARTICLE XI – TRADING PERMIT PROGRAMS

11.1. TRADING PERMIT PROGRAMS.

The Exchange may establish Trading Permit Programs from time to time. The Exchange may make amendments to such programs at any time.

ARTICLE XII – MISCELLANEOUS

12.1. DELIVERY OF DOCUMENTS, PAYMENT, ETC.

The Board of Directors shall have the power from time to time to make MGEX Rules (including fixing time of day) governing the rendering and delivery of all orders, notices, and documents of all sorts having to do with or incident to handling or passing title to commodities, and for the payment for commodities, including (but not being limited to) Delivery Notices, deliveries on Futures Contracts and payment therefor, exercise of Options, Load-out Notices, Notices of Reinspection and Appeal, Disposition Orders, Invoices and payment therefor, requests for advances and payment therefor, Bills of Lading, payment for F.O.B. cars, payment of elevator charges, and the giving of disposition on cars purchases or loaded in satisfaction of warehouse receipts.

12.2. RESERVED.

12.3. RESERVED.

12.4. RESERVED.

12.5. FISCAL YEAR.

The fiscal year of the Company shall be as determined from time to time by the Board.

12.6. INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS.

The Company shall indemnify its directors, officers and committee members against such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by Delaware Limited Liability Company Act § 18-108 or as required by other provisions of law.

The Company shall advance expenses in such manner, under such circumstances, and to such extent, as required or permitted Delaware Limited Liability Company Act § 18-108. The provisions of this Section are not intended to limit the ability of any person to receive advances as an insured under any insurance policy maintained by the Company.

The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, committee member or employee against any liability asserted against and incurred by such person in or arising from such capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

The Company shall also abide by all other controlling provisions of Delaware Limited Liability Company Act § 145.

12.7. MEMBERSHIP IN OTHER ASSOCIATIONS: DELEGATES TO MEETINGS.

At the discretion of the Board of Directors, the Exchange may become a member of other associations or organizations, membership in which in the opinion of said Board will be beneficial to the Exchange. The Board of Directors may appoint delegates or representatives to commercial or deliberative meetings at which it may desire to have the Exchange represented. The Board may, at its discretion, authorize the payment (from the general funds of the Company) of the dues payable to such associations and of the expenses incurred by such delegates or representatives in attending such meetings.

12.8. CONFLICTS OF INTEREST.

A member of the Board of Directors and certain other committees must abstain from deliberating and voting on matters when there is a potential personal or financial conflict of interest. This Bylaw describes how and when the conflict of interest will be determined. Additional and broader conflicts of interest provisions apply to the Disciplinary Committee and the Hearing Committee. (See **Bylaws 8.2.** and **9.2.**)

A. Definitions. For purposes of this Bylaw the following definitions shall apply:

1. The term "family relationship" of a person shall mean the person's spouse, former spouse, parent, stepparent, child, stepchild, sibling, stepbrother, stepsister, grandparent, grandchild, uncle, aunt, nephew, niece, or in-law.

2. The term "governing board" shall mean the Board of Directors, Committees of the Board of Directors and Committees of the Exchange authorized to take action or to recommend the taking of action on behalf of the Company.

3. The term "member's affiliated firm" shall mean a firm in which the member is an employee or a "principal," as defined in CFTC Regulation 3.1(a).

4. The term "named party in interest" shall mean a person or entity that is identified by name as a primary subject of any material matter being considered by a governing board.

5. The term "significant action" shall mean any of the following types of actions or changes that are implemented without the Commission's prior approval:

a. Any actions or changes which address an "emergency" as defined in CFTC Regulation 1.41(a)(4)(i) through (iv) and (vi) through (viii); and,

b. Any changes in margin levels that are designed to respond to extraordinary market conditions such as an actual or attempted corner, squeeze, congestion or undue concentration of positions, or that otherwise are likely to have a substantial effect on prices in any contract traded at the Exchange; but shall not include any Bylaw or MGEX Rule not submitted for prior CFTC approval because such Bylaw or MGEX Rule is unrelated to the terms and conditions of any contract traded at the Exchange.

B. Named Party in Interest Conflict.

1. Prohibition. No member of a governing board shall knowingly participate in such body's deliberations or voting in any matter involving a named party in interest where such member: (a) is a named party in interest; (b) is an employer, employee or fellow employee of a named party in interest; (c) is associated with a named party in interest through a broker association; (d) has a family relationship with a named party in interest; or, (e) has any other significant, ongoing business relationship with a named party in interest, excluding relationships limited to executing futures or option transactions opposite each other or to clearing futures or options transactions through the same Clearing Member.

If the member's only relationship with a named party in interest is through a broker association not established for the purpose of sharing profits and losses, then the prohibition shall not apply. Furthermore, if a named party in interest is one or part of a group of similar persons or entities that is the subject for general deliberation and voting, such as approval for regularity or membership, and there is no material issue of dispute involving a named party in interest, then the prohibition shall not apply.

2. Disclosure. Prior to consideration of any matter involving a named party in interest, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations whether such member has one of the relationships listed in paragraph B.1. of this Section 12.8 of the Bylaws with a named party in interest.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph B. Such determination shall be based upon a review of the following information:

   a. information provided by the member pursuant to paragraph B.2. above, and

   b. any other source of information that is held by and reasonably available to the Company.

C. Financial Interest in a Significant Action Conflict.

1. Prohibition. No member of a governing board shall participate in such body's deliberations and voting on any significant action if such member knowingly has a direct and substantial financial interest in the result of the vote based upon either Exchange or non-Exchange positions that could reasonably be expected to be affected by the significant action under consideration, as determined pursuant to this Bylaw.

2. Disclosure. Prior to consideration of any significant action, each member of the deliberating body who does not choose to abstain from deliberations and voting shall disclose to the Department of Audits and Investigations position information that is known to such member, with respect to any particular month or months that are under consideration, and any other positions which the deliberating body reasonably expects could be affected by the significant action, as follows:

   a. gross positions held at the Exchange in the member's personal accounts or "controlled accounts," as defined in CFTC Regulation 1.3(j);

   b. gross positions held at the Exchange in proprietary accounts, as defined in CFTC Regulation 1.17(b)(3), at the member's affiliated firm;

c. gross positions held at the Exchange in accounts in which the member is a principal, as defined in CFTC Regulation 3.1(a);

d. net positions held at the Exchange in “customer” accounts, as defined in CFTC Regulation 1.17(b)(2), at the member’s affiliated firm; and

e. any other types of positions, whether maintained at the Exchange or elsewhere, held in the member’s personal accounts or the proprietary accounts of the member’s affiliated firm, that reasonably could be affected by the significant action.

3. Procedure and Determination. Company Staff shall determine whether any member of the deliberating body is subject to a conflicts restriction under this paragraph C. based upon a review of the most recent large trader reports and clearing records available to the Company, information provided by the member with respect to positions pursuant to paragraph C.2. of this Bylaw, and any other source of information that is held by and reasonably available to the Company, taking into consideration the exigency of the significant action being contemplated.

D. Deliberation Exemption.

1. Any member of a governing board who would otherwise be required to abstain from deliberations and voting pursuant to paragraph C of this Section 12.8 of the Bylaws may participate in deliberations, but not voting, if the deliberating body, after considering the factors specified below, determines that such participation would be consistent with the public interest; provided, however, that before reaching any such determination the deliberating body shall fully consider the position information specified in paragraph C.2. and C.3. of this Section 12.8 of the Bylaws, which is the basis for such member’s substantial financial interest in the significant action that is being contemplated.

2. In making its determination, the deliberating body shall consider;

a. whether the member’s participation in deliberations is necessary to achieve a quorum; and

b. whether the member has unique or special expertise, knowledge or experience in the matter being considered.

E. Documentation. The minutes of any meeting to which the conflicts determination procedures set forth in this Bylaw apply, shall reflect the following information:

1. the names of all members who attended the meeting in person or who otherwise were present by electronic means;

2. the name of any member who voluntarily recused himself or herself or was required to abstain from deliberations and/or voting on a matter and the reason for the refusal or abstention, if stated; and

3. information on the position information that was reviewed for each member if applicable and available.

12.9. NONPUBLIC INFORMATION, EMPLOYEE TRADING PROHIBITION, AND IMPROPER USE OR DISCLOSURE.

For purposes of this Bylaw, "material" and "non-public information" shall be defined by CFTC Regulation 1.59(a).

Employees of the Exchange, as defined by CFTC Regulation 1.59(a), are prohibited from:

A. Trading, directly or indirectly, in any commodity interest traded on or cleared by the Exchange.

B. Trading, directly or indirectly, in any commodity interest traded on or cleared by a contract market, swap execution facility, or clearing organization other than the Exchange and in any commodity interest traded on or cleared by a linked exchange if the employee has access to material non-public information concerning such commodity interest.

C. Disclosing to any other person any material, non-public information which such employee obtains as a result of his or her employment at the Exchange where such employee has or should have a reasonable expectation that the information disclosed may assist another person in trading any commodity interest; provided, however, that this Rule does not prohibit disclosures made in the course of any employee's duties, or disclosures made to another self-regulatory organization, linked exchange, court of competent jurisdiction or representative of any agency or department of the federal or state government acting in his or her official capacity.

No officer, member of the Board of Directors or member of any committee shall use or disclose, for any purpose other than the performance of such person's official duties, material, non-public information obtained as a result of such person's office or participation on the Board of Directors or any committee.

12.10. COMMODITY EXCHANGE ACT RULE.

A. In order to comply with the CEA and CFTC Regulations, it is hereby provided that the MGEX Bylaws and Rules shall be construed with reference to, and shall be subject to and modified by, the provisions of said CEA and CFTC Regulations.

B. The Exchange shall make and file such reports and keep such books, and records for such a period of time as may be required pursuant to authority set forth in the CEA and CFTC Regulations, including, but not limited to, the authority contained in subdivision (d) of Sec. 5 of the CEA, and shall keep such books and records open to inspection by the CFTC or the United States Department of Justice.

C. Neither the Exchange, nor any Person shall disseminate any false, misleading, or knowingly inaccurate reports concerning crop or market information or conditions that affect, or tend to affect, the price of any commodity.

D. No Person shall manipulate, or attempt to manipulate, prices of commodities traded on this Exchange, nor corner, nor attempt to corner, any of such commodities.

E. Any Person, who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA, shall be refused all privileges of trading on this Exchange for such period of time as specified in the Order of the CFTC against such Person.

F. No Person shall accept or execute an order from any Person who or which has been deprived of the privilege of trading in contract markets under subdivision (b) of Sec. 6 of the CEA.

12.11. DISSEMINATION OF INFORMATION.

Market Participants shall be held to strict account for the reliability and accuracy of the statements and information which they disseminate.

Market Participants must word or phrase all circulars, letters, Reports of Cash Sales, or other information so as to convey an accurate impression as to values of commodities in this market and avoid conveying misinformation or erroneous implications as to such values. Specific values of cash commodities must not be reported in such a way as to create a false impression regarding values generally.

For example, giving a false impression regarding values such as sales of cash commodities of certain test weight, or having some particular characteristic or other factor that contributes to value, must not be reported in such a manner as to convey the impression that all commodities of the same kind and test weight, or having the same particular characteristic or factor, are of equal value.

Market Participants, and their employees, must not directly or indirectly, by innuendo or otherwise, participate in the circulation of any rumors adversely affecting any Person. Only facts capable of substantiation may be reported.

12.12. MGEX DEFENSE EXPENSES.

Any Market Participant who fails to prevail in a lawsuit or any other type of legal proceeding instituted against MGEX or any of its officers, directors, committee members, employees or agents must pay to MGEX all reasonable expenses, including attorney's fees, incurred by MGEX in the defense of such proceeding.

12.13. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES, ARBITRATION PANELS, OR GOVERNING BOARDS UNDER CFTC REGULATION 1.63.

A. In accordance with CFTC Regulation 1.63(b), as may be amended from time to time, a Person shall be ineligible to serve on Exchange disciplinary committees, arbitration panels or governing boards if such Person:

1. Was found within the prior three (3) years by a final decision of a self-regulatory organization, and administrative law judge, a court of competent jurisdiction or the CFTC to have committed a disciplinary offense;

2. Entered into a settlement agreement within the prior three (3) years in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense;

3. Currently is suspended from trading on any contract market, is suspended or expelled from membership with any self-regulatory organization, is serving any sentence of probation or owes any portion of a fine imposed pursuant to either:

   a. A finding by a final decision of a self-regulatory organization, an administrative law judge, a court of competent jurisdiction or the CFTC that such person committed a disciplinary offense; or,

   b. A settlement agreement in which any of the findings or, in the absence of such findings, any of the acts charged included a disciplinary offense.

4. Currently is subject to an agreement with the CFTC or any self-regulatory organization not to apply for registration with the CFTC or membership in any self-regulatory organization;

5. Currently is subject to or has had imposed on such Person within the prior three (3) years a CFTC registration revocation or suspension in any capacity for any reason, or has been convicted within the prior three (3) years of any of the felonies listed in section 8a(2)(D)(ii) through (iv) of the CEA;

6. Currently is subject to a denial, suspension or disqualification from serving on the disciplinary committee, arbitration panel or governing board of any self-regulatory organization as that term is defined in section 3(a)(26) of the Securities Exchange Act of 1934.

B. The terms "disciplinary committee", "arbitration panel", "disciplinary offense", "final decision", "settlement agreement", and "self-regulatory organization" shall be defined for purposes of paragraph A of this rule in accordance with the definitions detailed in CFTC Regulation 1.63(a).

12.14. DISQUALIFIERS TO SERVE ON EXCHANGE DISCIPLINARY COMMITTEES OR GOVERNING BOARDS UNDER CEA SECTION 8a(2).

A Person shall be ineligible to serve on Exchange disciplinary committees or governing boards if such Person meets any disqualifier listed in Section 8a(2) of the CEA.

Effective Date: July 2, 2024